MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Year Ended December 31, 2023

IAMGOLD CORPORATION	1
Annual Management's Discussion and Analysis - December 31, 2023

INTRODUCTION

The following Management's Discussion and Analysis ("MD&A") of IAMGOLD Corporation ("IAMGOLD" or the "Company"), dated February 15, 2024, should be read in conjunction with IAMGOLD's audited consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2023. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada) and is building the large-scale, long life Côté Gold Project ("Côté Gold") (Canada) which is expected to start production by the end of the first quarter of 2024 (together referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada.

On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel. Rosebel was accounted for as an asset held for sale until derecognition on January 31, 2023, and discontinued operation for the one month ended January 31, 2023. On December 20, 2022, the Company entered into definitive agreements to sell its interests in its development and exploration assets in West Africa (the "Bambouk Assets") and some of the transactions closed on April 25, 2023. The first of the two remaining transactions is expected to close in the first quarter 2024 with the final transaction expected to close during 2024. The remaining assets to be sold are recognized as assets held for sale in the financial statements.

IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

HIGHLIGHTS

Operating and financial results

• Attributable gold production from continuing operations was 136,000 ounces for the fourth quarter and 465,000 ounces for the year, at the top end of the guidance range of 410,000 to 470,000 ounces. Essakane had a strong fourth quarter with attributable production of 108,000 ounces and year to date attributable production of 372,000 ounces, which was near the top end of the guidance range of 340,000 to 380,000 ounces. Westwood exceeded the top end of its guidance range of 70,000 to 90,000 ounces with 93,000 ounces produced for the year, including 12,400 ounces produced in December, a record since the mine restarted.

• Revenues from continuing operations were $297.6 million in the fourth quarter from sales of 147,000 ounces (136,000 ounces on an attributable basis) at an average realized gold price1 of $2,005 per ounce and $987.1 million for the year from sales of 503,000 ounces (462,000 ounces on an attributable basis) at an average realized gold price of $1,955 per ounce.

• Cost of sales per ounce sold in the fourth quarter was $1,201, cash cost1 per ounce sold was $1,197 and all-in-sustaining-cost1 ("AISC") per ounce sold was $1,735. Cash cost per ounce sold of $1,261 for the year was at the bottom end of the revised guidance range of $1,250 to $1,325 per ounce sold and AISC per ounce sold of $1,783 for 2023 was within the revised guidance range of $1,750 to $1,825 per ounce sold.

• Net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders1 of $(0.02) and $0.06 for the fourth quarter, respectively and net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders1 of $0.18 and $0.09 for the year ended December 31, 2023, respectively.

• Net cash from operating activities was $69.9 million for the fourth quarter and $144.0 million for the year. Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles1 was $52.1 million for the fourth quarter and $158.9 million for the year.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 from continuing operations was $70.2 million during the fourth quarter and $366.6 million for the year and adjusted EBITDA1 was $110.6 million for the fourth quarter and $315.1 million for the year.

• Mine-site free cash flow1 from continuing operations was $28.9 million for the fourth quarter and $48.2 million for the year. Mine-site free cash flow from continuing and discontinued operations was $28.9 million for the fourth quarter and $54.1 million for the year.

_________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	2
Annual Management's Discussion and Analysis - December 31, 2023

• The Company has available liquidity1 of $754.1 million comprised of cash and cash equivalents of $367.1 million and the available balance of the secured revolving credit facility ("Credit Facility") of $387.0 million as at December 31, 2023.

• In health and safety, for the year ended December 31, 2023, the Company reported a DARTFR (days away, restricted, transferred duty frequency rate) of 0.39, an increasing trend since last year and a TRIFR (total recordable injuries frequency rate) of 0.69, an improved trend since last year.

Outlook - Essakane and Westwood

• Attributable gold production for 2024 for Essakane and Westwood is expected to be in the range of 430,000 to 490,000 ounces, with Essakane attributable gold production expected to be in the range of 330,000 to 370,000 ounces and Westwood gold production expected to be in the range of 100,000 to 120,000 ounces.

• Cash costs, excluding Côté Gold, are expected to be between $1,280 and $1,400 per ounce sold, and AISC per ounce sold, excluding Côté Gold is expected to be in the range of $1,780 to $1,940 per ounce sold.

Côté Gold

• As of December 31, 2023, construction progress at Côté Gold was estimated to be 98% complete, while overall project progress was approximately 95.5% complete which includes demobilization of construction teams and facilities.

• On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures1 of $242.9 million ($170.5 million at 70%) in the fourth quarter 2023 and $1,074.2 million ($752.3 million at 70%) for the full year.

• Since commencement of construction, $2.786 billion ($1.95 billion at 70%) of project expenditures has been incurred. The estimated remaining project expenditures, on a 100% basis, to achieve first gold is $179.0 million (± 5%) bringing total project expenditures up to first gold in line with the planned $2.965 billion ($2.08 billion at 70%). Post first gold, completion of certain infrastructure and earthworks projects are estimated to be $40 million (± 5%).

• In addition to the project expenditures, an estimated $40 million (± 5%) of operating expenditures related to milling and surface costs are expected to be capitalized during commissioning and ramp-up until the project achieves commercial production.

• Production at Côté Gold, on a 100% basis, is expected to be between 220,000 and 290,000 ounces for the year. This estimate assumes that following initial gold production by the end of March, operations ramp-up in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

• As Côté Gold achieves 90% of throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

• The estimated capital expenditures related to operations for 2024, excluding capital waste stripping, total $145 million (± 5%). Capitalized waste stripping is estimated to be $50 million (± 5%) for the year.

• IAMGOLD will continue to fund 60.3% of the operating costs and capital expenditures and will receive 60.3% of the gold production. See "Côté Gold Project".

Mineral Reserves and Resources

• Subsequent to quarter end, on February 15, 2024, the Company announced its updated Mineral Reserves and Mineral Resources statement as at December 31, 2023.

• Proven and Probable ("P&P") Mineral Reserves (100% basis) of current assets increased 12% to 11 million ounces of gold in 302 Mt at 1.14 g/t Au (7.8 million ounces attributable).

• Measured and Indicated ("M&I") Mineral Resources (100% basis) of current assets increased 16% to 25.9 million ounces of gold in 811.7 Mt at 0.99 g/t Au (18.3 million ounces attributable).

• Updated Gosselin Mineral Resource estimate (100% basis) of 4.4 million Indicated gold ounces in 161.3 million tonnes ("Mt") at 0.85 grams per tonne gold ("g/t Au"), and 3.0 million Inferred ounces (123.9 Mt at 0.75 g/t Au). This represents an estimated increase of 1.1 million ounces in Indicated and 1.3 million ounces in Inferred, representing a 32% and 74% increase respectively.

_________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	3
Annual Management's Discussion and Analysis - December 31, 2023

Corporate

• On December 18, 2023, the Company announced that it entered into a forward gold sale arrangement and a partial amendment to one of its existing gold prepay arrangements. The net result of these arrangements is the effective transition of current gold delivery obligations out of the first quarter of 2024 into the following year, increasing cashflow in the first quarter 2024 by approximately $72.5 million assuming current gold prices. See "Liquidity and Capital Resources".

• On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the board of directors for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the board appointed David Smith as Chair of the Board.

• On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced to $425 million based on the Company's requirements for a senior revolving facility for its overall business.

• On November 9, 2023, the Company announced the retirement of Ian Ashby from the board of directors and the appointment of Anne Marie Toutant as an independent director.

• On November 14, 2023, the Company announced that it has filed, through its wholly-owned subsidiary IAMGOLD France S.A.S. ("IAMGOLD France"), a draft buy-out offer with the Autorité des marchés financiers ("AMF") in France to acquire all of the outstanding common shares of EURO Ressources S.A. that IAMGOLD France does not already own for cash consideration of €3.50 per share to be followed immediately by a squeeze-out under French law. The transaction was approved by the AMF on January 23, 2024, and is expected to close by the end of February.

• On December 5, 2023, the Company announced it had entered into a definitive arrangement agreement with Vanstar Mining Resources Inc ("Vanstar") pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Vanstar by way of a court-approved plan of arrangement under the Canada Business Corporations Act. The consideration to Vanstar's shareholders and option holders implies a total transaction value of approximately $31.1 million. Prior to the announcement, the Nelligan Gold Project was operating as a 75:25 earn-in option to joint venture with Vanstar. The transaction closed on February 13, 2024.

• On February 15, 2024, the Company announced that Murray Suey has been appointed to the Company's board of directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

IAMGOLD CORPORATION	4
Annual Management's Discussion and Analysis - December 31, 2023

OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2024, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended December 31, 2023 (Q4 2023) and December 31, 2022 (Q4 2022) and the years ended December 31 for 2023, 2022 and 2021 and certain measures of the Company's financial position as at December 31, 2023, December 31, 2022, and December 31, 2021. Financial results of Rosebel include the one month period ended January 31, 2023, prior to the closing of the sale to Zijin Mining Group Co. Ltd. ("Zijin") that was announced on October 18, 2022.

	Q4 2023	Q4 2022	2023	2022	2021
Key Operating Statistics
Gold production - attributable (000s oz)
- Essakane	108	98	372	432	412
- Westwood	28	18	93	67	35
Total from continuing operations	136	116	465	499	447
- Rosebel	-	69	25	214	154
Total gold production - attributable (000s oz)	136	185	490	713	601
Gold sales - attributable (000s oz)
- Essakane	107	97	372	440	408
- Westwood	29	18	90	66	34
Total from continuing operations	136	115	462	506	442
- Rosebel	-	68	24	215	148
Total gold sales - attributable (000s oz)	136	183	486	721	590
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,134	$958	$1,216	$882	$1,042
- Westwood	1,446	2,230	1,600	2,093	2,252
Total from continuing operations	$1,201	$1,157	$1,291	$1,041	$1,135
- Rosebel	-	1,085	949	1,269	1,674
Total cost of sales[1] ($/oz sold) - attributable	$1,201	$1,130	$1,274	$1,109	$1,270
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,132	$1,043	$1,181	$899	$945
- Westwood	1,434	2,210	1,591	2,068	2,240
Total from continuing operations	$1,197	$1,226	$1,261	$1,052	$1,045
- Rosebel	-	1,083	949	1,243	1,545
Total cash costs[2] ($/oz sold) - attributable	$1,197	$1,173	$1,246	$1,109	$1,170
AISC[2] ($/oz sold) - attributable
- Essakane	$1,548	$1,456	$1,521	$1,234	$1,074
- Westwood	2,049	2,639	2,344	2,568	2,600
Total from continuing operations	$1,735	$1,741	$1,783	$1,508	$1,281
- Rosebel	-	1,554	1,358	1,753	1,859
Total AISC[2] ($/oz sold) - attributable	$1,735	$1,672	$1,762	$1,581	$1,426
Average realized gold price[2] ($/oz)
- Continuing operations	$2,005	$1,639	$1,955	$1,721	$1,793
- Discontinued operations	-	1,725	1,905	1,793	1,777
Total average realized gold price[2] ($/oz)	$2,005	$1,670	$1,953	$1,741	$1,790

1. Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated financial statements.

2. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

IAMGOLD CORPORATION	5
Annual Management's Discussion and Analysis - December 31, 2023

	Q4 2023	Q4 2022	2023	2022	2021
Financial Results
($ millions from continuing operations)
Revenues	$297.6	$207.2	$987.1	$958.8	$875.5
Gross profit	$49.8	$20.0	$124.1	$147.9	$62.2
EBITDA[1]	$70.2	$105.4	$381.0	$300.4	$27.1
- Continuing operations	$70.2	$57.8	$366.6	$292.3	$216.6
- Discontinued operations	$-	$47.6	$14.4	$8.1	$(189.5)
Adjusted EBITDA[1]	$110.6	$83.6	$338.5	$434.0	$355.7
- Continuing operations	$110.6	$38.9	$315.1	$313.4	$307.0
- Discontinued operations	$-	$44.7	$23.4	$120.6	$48.7
Net earnings (loss) attributable to equity holders	$(9.4)	$24.0	$94.3	$(70.1)	$(254.4)
- Continuing operations	$(9.4)	$(3.8)	$88.7	$(55.5)	$(95.8)
- Discontinued operations	$-	$27.8	$5.6	$(14.6)	$(158.6)
Adjusted net earnings (loss) attributable to equity	$26.8	$16.6	$59.3	$22.7	$26.8
holders[1]
- Continuing operations	$26.8	$(9.0)	$44.7	$(35.6)	$25.0
- Discontinued operations	$-	$25.6	$14.6	$58.3	$1.8
Net earnings (loss) per share attributable to equity	$(0.02)	$(0.01)	$0.18	$(0.12)	$(0.20)
holders - continuing operations
Adjusted net earnings (loss) per share attributable	$0.06	$(0.02)	$0.09	$(0.07)	$0.05
to equity holders[1] - continuing operations
Net cash from operating activities before changes in	$52.1	$36.2	$158.9	$298.2	$256.0
working capital[1] - continuing operations
Net cash from operating activities	$69.9	$66.8	$159.4	$408.7	$285.0
- Continuing operations	$69.9	$12.3	$144.0	$257.6	$257.8
- Discontinued operations	$-	$54.5	$15.4	$151.1	$27.2
Mine-site free cash flow[1]	$28.9	$0.2	$54.1	$187.6	$128.3
- Continuing operations	$28.9	$(21.9)	$48.2	$167.2	$199.6
- Discontinued operations	$-	$22.1	$5.9	$20.4	$(71.3)
Capital expenditures[1,2] - sustaining	$68.6	$50.6	$200.3	$190.4	$63.2
Capital expenditures[1,2] - expansion	$194.0	$135.5	$733.9	$540.3	$430.3
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2023	2022	2023	2022	2021
Financial Position ($ millions)
Cash and cash equivalents	$367.1	$407.8	$367.1	$407.8	$552.5
Long-term debt	$830.8	$918.7	$830.8	$918.7	$464.4
Net cash (debt)[1]	$(649.5)	$(605.6)	$(649.5)	$(605.6)	$16.3
Available Credit Facility	$387.0	$26.6	$387.0	$26.6	$498.3

1. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

2. Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets.

IAMGOLD CORPORATION	6
Annual Management's Discussion and Analysis - December 31, 2023

________________________

1. Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane).

2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	7
Annual Management's Discussion and Analysis - December 31, 2023

OUTLOOK

Côté Gold (100% basis)

Production at Côté Gold is expected to be between 220,000 and 290,000 ounces for the year. This estimate assumes that following initial gold production, operations ramp-up in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company defines commercial production as an average throughput of the mill of 60% over a period of 30 days. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

For accounting purposes, revenue and cost of sales will be recognized from the commencement of production.

The estimated remaining project expenditures to achieve first gold is $179.0 million (± 5%) bringing the total project expenditures up to first gold to $2.965 billion on an incurred basis. Post first gold, completion of certain infrastructure and earthworks projects are estimated to be $40 million (± 5%).

In addition to the project expenditures, an estimated $40.0 million (± 5%) of operating expenditures related to milling and surface costs are expected to be capitalized during commissioning and ramp until the project achieves commercial production.

The estimated capital expenditures related to operations for 2024, excluding capital waste stripping, total $145 million (± 5%). These expenditures will be incurred from January to December and include:

• $60 million (± 5%) for the expansion of the tailings management facility as part of phase 2.

• $50 million (± 5%) for equipment purchases that includes four additional haulage trucks, drills and other mobile equipment.

• $35 million (± 5%) for capital projects that includes owners costs.

Capitalized waste stripping is estimated to be $50 million (± 5%) for the year.

Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving first gold and the nature of the expenditure.

The Company will continue to fund 60.3% of the operating costs and capital expenditures and will receive 60.3% of the gold production.

Essakane and Westwood

Operating Performance

	Actual 2023	Full Year Guidance 2024[1]
Essakane (000s oz)	372	330 - 370
Westwood (000s oz)	93	100 - 120
Total attributable production (000s oz)[2]	465	430 - 490
Cost of sales[2] ($/oz sold)	$1,291	$1,280 - $1,400
Cash costs[2,3] ($/oz sold)	$1,261	$1,280 - $1,400
AISC[2,3] ($/oz sold)	$1,783	$1,780 - $1,940
Depreciation expense ($ millions)	$216.0	$270 - $285
Income taxes[4] paid ($ millions)	$82.3	$45 - $55

1. The full year guidance is based on the following 2024 full year assumptions, before the impact of hedging: average realized gold price of $1,900 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $83 per barrel.

2. Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. The income taxes paid guidance does not include the cash tax obligation arising as part of the Bambouk sales process. See "West Africa - Bambouk assets" for additional details.

Production Outlook

Attributable gold production, excluding Côté Gold, for 2024 is expected to be in the range of 430,000 to 490,000 ounces:

• Essakane attributable gold production is expected to be in the range of 330,000 to 370,000 ounces. Production is expected to remain relatively stable throughout the year with mill throughput expected to operate at nameplate capacity and head grades are expected to decrease compared to the prior year as the mill feed is supplemented with stockpiled ore to sustain throughput rates as mining continues through Phase 5 and Phase 6 and into the initial benches of Phase 7.

IAMGOLD CORPORATION	8
Annual Management's Discussion and Analysis - December 31, 2023

• Westwood gold production is expected to be in the range of 100,000 to 120,000 ounces in 2024, with an increasing proportion of underground material milled as the underground mine continues to access higher grade areas. Production levels are expected to be higher in the first half of 2024 due to mine sequencing in the underground mine and as supplementary mill feed from the Fayolle open pit is replaced with lower grade material from Grand Duc in the second half of the year.

Costs Outlook

Consolidated cash costs per ounce sold for Essakane and Westwood are estimated to be between $1,280 and $1,400 per ounce sold and AISC estimated to be in the range of $1,780 to $1,940 per ounce sold. Unit costs at Westwood are expected to decrease from 2023 levels due to increasing production levels, a planned reduction in rehabilitation costs in the underground mine, and lower development expenses at the short life Fayolle satellite deposit. This is expected to be offset by an increase in unit costs at Essakane due to higher planned maintenance activities, the continued pressures on the landed cost of fuel at the operation, and the application of increased royalty rates announced by the Burkina Faso government in the fourth quarter 2023, while production levels are expected to remain the same with an increase in mill throughput offset by a slightly lower grade mill feed.

While inflationary pressures are easing, pricing for certain main consumables including cyanide and explosives are expected to remain in line with the levels of 2023, while the price of certain other consumables such as grinding media are expected to decrease.

Income Taxes Paid

The Company expects to pay cash taxes in the range of $45 million to $55 million during 2024. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. The income taxes paid guidance reflects continuing operations and does not include cash tax obligations arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Capital Expenditures

Sustaining capital expenditures¹ for 2024 are expected to be approximately $215 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood, with an additional $5 million (± 5%) in expansion capital¹ expected at Essakane.

	Actual 2023[1]			Full Year Guidance 2024[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane (±5%)	$134.9	$1.7	$136.6	$150	$5	$155
Westwood (±5%)	65.0	0.6	65.6	65	-	65
	$199.9	$2.3	$202.2	215	5	220
Corporate	0.4	-	0.4	-	-	-
Total[4]	$200.3	$2.3	$202.6	$215	$5	$220

1. 100% basis, unless otherwise stated.

2. Capital expenditures guidance (±5%) at Essakane and Westwood.

3. Sustaining capital includes capitalized stripping of (i) $32.3 million for Essakane and $1.7 million for Westwood in the fourth quarter 2023, (ii) $73.8 million for Essakane and $5.8 million for Westwood for 2023, and (iii) $100 million for Essakane and $4 million for Westwood for the full year guidance. See "Outlook" sections below.

4. Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Exploration

Exploration expenditures for 2024 are expected to be approximately $20 million, including $5 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

		Actual 2023		Full Year Guidance 2024[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$11.0	$11.0	$-	$15	$15
Exploration projects - brownfield	4.4	1.9	6.3	3	2	5
	$4.4	$12.9	$17.3	$3	$17	$20

1. The full year guidance does not include expenditures for the Bambouk Assets sales currently held for sale. See "West Africa - Bambouk Assets" for additional details.

____________________________

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

IAMGOLD CORPORATION	9
Annual Management's Discussion and Analysis - December 31, 2023

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

The Company issued its 16th annual Sustainability Report on October 16, 2023, highlighting progress and achievements in 2022 across a range of material topics and indicators. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB") aligned Sustainability Report. The Company has also released its inaugural Climate Action Report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations on December 14, 2023. The Climate Action Report focuses on the Company's target of achieving a 30% absolute reduction in Scopes 1 and 2 greenhouse gas ("GHG") emissions by 2030.

As members of the Mining Association of Canada ("MAC"), the Company participates in the Towards Sustainable Mining ("TSM") initiative at all its operations including its international operation - Essakane, which exceeds MAC's requirements. The Company's operating facilities conduct an annual self-assessment to assess their performance against the TSM Assessment Protocols, with a third-party verification from a Verification Service Provider every three years. In 2023, the Company voluntarily engaged a third-party consultant during the review process of its annual self-assessment in preparation for the external verification that will be required in 2024. Results of the 2023 self-assessment can be found on MAC's website. In addition, as members of the World Gold Council ("WGC"), the Company is required to externally assure its conformance with both the Responsible Gold Mining Principles ("RGMPs"), and the Conflict-Free Gold Standard. The Company's Conflict-Free Gold Report was published on December 21, 2023, along with the RGMP assurance, published earlier in 2023.

Environmental

At Essakane, progress continued on Falagountou's Closure Plan, including collaborative work with INERA (Institute of Environment and Agricultural Research) on the best practice phytoremediation of the closed mine site. Essakane conducted a quarterly review of the Asset Retirement Obligation with the corporate team and is also working on a water management study as part of the Essakane Closure Plan.

The 2021 Closure Plan update at Westwood was reviewed by the Quebec Ministry of Natural Resources and Forestry ("MRNF") and IAMGOLD submitted an amended Closure Plan on September 8, 2023, following this review process. Water recycling projects have been initiated to reduce water withdrawal from the Bousquet River. Westwood is continuing to implement a biodiversity project to develop snake hibernacula and swallows' nests.

At Côté Gold, biodiversity monitoring studies were completed for birds and bats. At Mattagami Lake, a fish population study was also conducted as part of the Project's Fisheries Offsetting Plan. The first cycle of environmental effects monitoring was completed per the Metal and Diamond Mining Effluent Regulations.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.39 as of the end of 2023 (compared to 0.31 as of the end of 2022). The TRIFR (total recordable injuries frequency rate) was 0.69 as of the end of 2023 (compared to 0.76 as of the end of 2022). At Côté Gold, total project hours worked reached 14.8 million hours with a LTIFR (lost time injury frequency rate) of 0.12.

The Essakane team achieved historical Health & Safety performance in 2023, with a level of 0.06 for DARTFR and 0.18 for TRIFR. The results, which matched (TRIFR) and surpassed (LTIFR) the site's best-ever results, were supported by exceptional performance of proactive or 'leading' H&S activities such as safety and management inspections.

Specific safety initiatives are being implemented to manage the incident trend, in addition to the Company's existing preventive Health and Safety program including fatigue management prevention program, critical risks training program and cascading leadership. At Essakane, a health and safety internal audit was conducted in November 2023, with action plans put in place to address findings. In November, at Essakane, an emergency management drill was conducted on site, and at Côté Gold the Emergency Response Team successfully concluded a comprehensive 5-day fire response training program, in addition to undertaking an advanced-level first aid course.

Social and Economic Development

The Company is continuously exploring opportunities for investing in and partnering with the communities impacted by its continuing operations.

At the corporate level, the Company continued its partnership supporting the Research Institute of Mines and Environment ("RIME") UQAT - Polytechnique in Abitibi, Canada. This contribution will allow RIME's research program - which is dedicated to developing sustainable environmental solutions for the entire life cycle of a mine - to continue and develop further.

At Essakane, the Company continued its participation in the Mining Fund for Local Development in Burkina Faso, a program established by the government, pursuant to which the Company committed to contribute 1% of its annual revenues. The contribution for the three months ended December 31, 2023, is estimated at $2.4 million and $8.1 million for the year.

IAMGOLD CORPORATION	10
Annual Management's Discussion and Analysis - December 31, 2023

To support local communities in the fight against the latest Dengue fever outbreak, the Company supported the distribution of test kits and supplies to surrounding medical clinics. In December, Essakane provided donated food kits to 1,000 vulnerable households in the Essakane mine impact zone. The Company also invested in several agricultural projects during the quarter in the communes of Falagountou and Gorom-Gorom. During the quarter, IAMGOLD also signed a strategic partnership agreement with the National School of Administration and Magistracy ("ENAM") which will include support for the modernization of ENAM and mutually strengthen knowledge in mining and local governance. In partnership with CoWater and Global Affairs Canada, the ESEPV-Sahel Project Implementation Plan was presented to the Governor of the Sahel region. Social performance highlights in the quarter include implementing a 3-month internship program for 19 local youth and selecting 67 projects to be financed through the "Fonds Fer" program.

At Côté Gold, various meetings were held in support of Impact Benefit Agreement ("IBA") implementation with First Nation Partners ("FNP") Mattagami and Flying Post and the Métis Nation of Ontario, Region 3. The Gogama and FNP Socio-economic Management and Monitoring Committees also met during the quarter. Côté Gold and IAMGOLD representatives attended the swearing-in ceremony for the newly elected Chief and Council of Mattagami First Nation. Côté Gold representatives also attended the quarterly Mattagami Open House on November 8, 2023.

Côté Gold supported several events and initiatives during the quarter through community investments, donations, and sponsorships. Notable initiatives sponsored included Jill of All Trades program by Cambrian College Sudbury and Mine Opportunity Challenge Timmins Edition by Mine Connect and Goodman School of Mines. Donations were also made to several Timmins, Sudbury and Gogama based organizations (Miner for Cancer, Gogama Local Services Board, Community Living Timmins, Timmins Victim Services, Sports for Kids Timmins). In partnership with the Canadian Ecology Centre and Mining Matters, Côté Gold hosted seven teachers from Timmins, Sudbury, North Bay and Ottawa to familiarize them with mining and the industry's wide-ranging career opportunities and technological advancements.

The Westwood team supported seven community initiatives during the quarter. This included support for lodging for people attending cancer treatments, scholarships for CEGEP Abitibi and UQAT, as well as support for various cultural and sporting events.

Equity, Diversity and Inclusion

The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and to embrace diversity. The Company has established an Equity, Diversity and Inclusion ("EDI") Steering Committee to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level. The Company completed a diagnostic evaluation of its EDI status, and the findings and recommendations (global and site-specific) were rolled out across the Company to develop action plans. The Company is a sponsor of various initiatives aimed at promoting female business owners and entrepreneurs in the mining sector, in addition to hiring under-represented groups within IAMGOLD. The Company is also an active contributor to the Mining Association of Canada's TSM protocol on EDI and is working closely with Mining HR Canada on various initiatives, including with the representation of a member of management as Chair of the "Safe Workplaces for All" council.

IAMGOLD was also recognized as a GTA Top 100 Employer for its efforts on various inclusion, engagement and culture work.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Regarding diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.

• On February 22, 2023, Christiane Bergevin was appointed to the Company's Board as an independent director.

• On March 6, 2023, Renaud Adams was appointed by the Board as President and Chief Executive Officer, effective April 3, 2023. Mr. Adams is replacing Maryse Bélanger, Chair of the Board, who was acting as Interim President and CEO during the executive search process.

• On March 6, 2023, Maarten Theunissen was appointed Chief Financial Officer, having served as Interim CFO since September 2022.

• On June 20, 2023, Audra Walsh was appointed to the Company's Board as an independent director.

• On September 21, 2023, the Company announced the retirement of Maryse Bélanger from the Board of Directors for personal reasons and other commitments. Immediately following Ms. Bélanger's retirement, the Board appointed David Smith as Chair of the Board.

• On September 27, 2023, Bruno Lemelin was appointed to the role of Chief Operating Officer, having served as SVP, Operations & Projects since March 2020.

• On November 9, 2023, the Company announced the retirement of Ian Ashby from the Board and the appointment of Anne Marie Toutant as an independent director.

• On December 31, 2023, Craig MacDougall, Executive Vice President Growth and Oumar Toguyeni, Senior Vice President External Affairs and Sustainability, retired from their positions at the Corporation.

• On February 15, 2024, the Company announced that Murray Suey has been appointed to the Company's Board of directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

Currently, women represent 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is less than two years.

IAMGOLD CORPORATION	11
Annual Management's Discussion and Analysis - December 31, 2023

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totalling approximately 600 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.

Essakane Mine (IAMGOLD interest - 90%)

	Q4 2023	Q4 2022	2023	2022	2021
Key Operating Statistics[1]
Ore mined (000s t)	3,217	1,691	9,586	12,585	16,015
Grade mined (g/t)	1.42	1.70	1.35	1.20	0.91
Waste mined (000s t)	9,693	8,795	33,763	37,100	44,405
Material mined (000s t) - total	12,910	10,486	43,349	49,685	60,420
Strip ratio[2]	3.0	5.2	3.5	2.9	2.8
Ore milled (000s t)	3,116	2,788	11,283	11,632	12,948
Head grade (g/t)	1.32	1.35	1.26	1.44	1.31
Recovery (%)	91	89	90	89	84
Gold production (000s oz) - 100%	120	108	413	480	457
Gold production (000s oz) - attributable 90%	108	98	372	432	412
Gold sales (000s oz) - 100%	118	108	413	489	453
Average realized gold price[3] ($/oz)	$2,009	$1,702	$1,957	$1,804	$1,794
Financial Results ($ millions)[1]
Revenues[4]	$238.3	$184.1	$809.6	$883.3	$813.9
Cost of sales[4]	134.3	103.4	502.4	431.2	472.1
Production costs	112.2	94.9	458.6	382.6	433.1
(Increase)/decrease in finished goods	6.3	(1.0)	(0.8)	4.8	(1.7)
Royalties	15.8	9.5	44.6	43.8	40.7
Cash costs[3]	134.1	112.7	488.0	439.5	$428.3
Sustaining capital expenditures[3]	51.7	42.4	134.9	158.8	51.2
Expansion capital expenditures[3]	0.3	1.3	1.7	3.8	84.4
Total capital expenditures	52.0	43.7	136.6	162.6	135.6
Earnings from operations	14.3	29.0	92.0	219.5	83.4
Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$1,134	$958	$1,216	$882	$1,042
Cash costs[3] ($/oz sold)	$1,132	$1,043	$1,181	$899	$945
AISC[3] ($/oz sold)	$1,548	$1,456	$1,521	$1,234	$1,074

1. 100% basis, unless otherwise stated.

2. Strip ratio is calculated as waste mined divided by ore mined.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operational Insights

• Essakane delivered its highest quarterly production for the year with 108,000 attributable ounces produced in the fourth quarter, finishing the year with 372,000 attributable ounces produced, at the upper end of the guidance range of 340,000 to 380,000 ounces. For the quarter, this is an increase of 10,000 ounces or 10% from the same prior year period, primarily due to increased throughput, benefiting from improvements to increase throughput capacity at the mill. For the year, this is a decrease of 60,000 attributable ounces or 14% from the record levels achieved in 2022, primarily due to lower grades in accordance with the planned mill throughput.

IAMGOLD CORPORATION	12
Annual Management's Discussion and Analysis - December 31, 2023

• Mining activity of 12.9 million tonnes in the fourth quarter 2023 was higher by 2.4 million tonnes or 23% compared to the same prior year period, resulting in mining activity of 43.3 million tonnes for the year, 6.3 million tonnes or 13% lower than the prior year. The lower mining activity for the year is due to periodic operational interruptions experienced in the first and third quarters due to supply chain constraints related to the security environment in the country, which began in the fourth quarter 2022. During the fourth quarter 2023, the supply chain constraints lessened allowing the mining fleet to operate at full capacity, including mining the deeper benches of Phase 5 and the resumption of stripping activities in Phases 6 and 7 in support of the 2024 and 2025 ore supply. At quarter end, sufficient fuel and other consumables were on hand to ensure normal operating levels for a minimum of 50 days.

• Mill throughput in the fourth quarter 2023 was 3.1 million tonnes at an average head grade of 1.32 g/t, 12% higher and 2% lower than the same prior year period, respectively. For the full year, mill throughput was 11.3 million tonnes at an average head grade of 1.26 g/t, 3% and 13% lower than the prior year, respectively. During the quarter, the increase in throughput was partially due to the successful implementation and ramp-up of the MP 1250 crusher that was installed in anticipation of processing of higher proportions of hard rock as the pit deepens. The decrease in head grade for the quarter and the year is due to higher proportions of stockpiled ore milled in accordance with the mine plan, compared to the same prior year periods.

• The mill achieved recoveries of 91% in the fourth quarter 2023, 2% higher than the same prior year period, benefiting from the successful installation and commissioning of three new screens in the gravity circuit. Plant availability in the quarter was higher in the current year period at 94.8% compared to 88.6% in the prior year period.

• The security situation in Burkina Faso continues to be a focus for the Company. Terrorist-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighbouring countries continues to apply pressures to supply chains, although with a reduced impact in the fourth quarter 2023. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

• The Company announced that the Essakane Proven and Probable Mineral Reserves, on a 100% basis, increased an estimated 7% from the prior year to 2.2 million ounces (2.0 million ounces attributable) at an average grade of 1.10 g/t Au. Probable Mineral Reserves (open pit) were estimated, on a 100% basis, at 1.8 million ounces (1.6 million ounces attributable) at an average grade of 1.32 g/t Au. (see news release dated February 15, 2024).

• On October 27, 2023, the President of Burkina Faso signed a decree resulting in an increase to royalty rates on gold sales occurring at prices above $1,500 per ounce. The decree increases the royalty from the previous rate of 5% on all gold sold over $1,500 per ounce to new rates applied at 6% on gold sold between $1,500 and $1,700 per ounce, 6.5% on gold sold between $1,700 and $2,000 per ounce, and 7% for gold sold exceeding $2,000 per ounce.

• In 2018, the Attorney General of Burkina Faso initiated proceedings against Essakane S.A. and certain of its employees relating to its practice at that time of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. This matter proceeded to trial and a settlement agreement was ultimately entered into by the parties, as Essakane S.A. determined it to be in the best interest of stakeholders to settle the proceedings acknowledging immaterial regulatory violations. The settlement consideration agreed to with the Government of Burkina Faso to fully and finally resolve the proceedings consisted of a forfeiture, direct to the State, of the embargoed carbon fines shipment and an additional monetary penalty of $15 million paid directly to the State.

Financial Performance - Q4 2023 Compared to Q4 2022

• Production costs of $112.2 million were higher by $17.3 million or 18% primarily due to increased mining and milling activity as the operation was able to operate at full capacity during the fourth quarter 2023, compared to the fourth quarter 2022 which was impacted by the supply chain constraints as described above. Cost pressures as a result of the security situation and inflation continued during the quarter, resulting in higher landed fuel and other key consumable prices, transportation and camp costs.

• Cost of sales, excluding depreciation, of $134.3 million was higher by $30.9 million or 30% primarily due to higher production costs described above, an NRV write-up of $9.6 million recorded in the fourth quarter 2022, and increased royalties due to higher gold prices and the new royalty rate structure described above. Cost of sales per ounce sold, excluding depreciation, of $1,134 was higher by $176 or 18% primarily due to the items noted above, partially offset with higher production and sales volumes.

• Cash costs of $134.1 million were higher by $21.4 million or 19% due to the higher production costs and royalties noted above. Cash costs per ounce sold of $1,132 were higher by $89 or 9%, primarily due to the higher production costs and royalties noted above, partially offset with higher production and sales volumes.

• AISC per ounce sold of $1,548 was higher by $92 or 6% primarily due to higher cash costs per ounce sold.

• Total capitalized stripping of $32.3 million was higher by $2.1 million or 7% primarily due to higher mining costs resulting from the increased landed cost of fuel.

IAMGOLD CORPORATION	13
Annual Management's Discussion and Analysis - December 31, 2023

• Sustaining capital expenditures, excluding capitalized stripping, of $19.4 million included capital spares of $6.1 million, mobile and mill equipment of $5.1 million, tailings management of $1.9 million, resource development of $1.2 million, generator overhaul $0.4 million and other sustaining projects of $4.7 million. Expansion capital expenditures of $0.3 million were incurred in support of fulfilling the community village resettlement commitment.

Financial Performance - 2023 Compared to 2022

• Production costs of $458.6 million were higher by $76.0 million or 20% primarily due to the higher volumes of operating waste, resulting from increased stripping ratios as mining activities transitioned between phases mid-year, the impact of the security situation and inflation on landed fuel and other key consumable prices, transportation and camp costs, and increased power generation costs as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.

• Production costs and depreciation included abnormal costs of $13.5 million and $1.0 million respectively (2022 - $nil and $nil respectively), resulting from the reduced mining capacity in the first and third quarter 2023. The abnormal costs have been excluded from cash costs and AISC, reducing both metrics by $33 per ounce sold.

• Cost of sales, excluding depreciation, of $502.4 million was higher by $71.2 million or 17% due to higher production costs and an NRV write-up of $9.6 million recorded in 2022. Cost of sales per ounce sold, excluding depreciation, of $1,216 was higher by $334 or 38% primarily due to the items noted above, as well as lower production and sales volumes.

• Cash costs of $488.0 million were higher by $48.5 million or 11% due to higher production costs, excluding abnormal costs. Cash costs per ounce sold of $1,181 were higher by $282 or 31%, primarily due to higher production costs and lower production and sales volumes.

• AISC per ounce sold of $1,521 was higher by $287 or 23% due to higher cash costs per ounce sold, partially offset by lower sustaining capital expenditures.

• Total capitalized stripping of $73.8 million was lower by $22.1 million or 23% due to the reduced mining activity in the first and third quarters as noted above, in addition to increased proportions of operating waste as noted above, which were partially offset by the cost pressures noted above.

• Sustaining capital expenditures, excluding capitalized stripping, of $61.1 million included capital spares of $18.2 million, mobile and mill equipment of $12.9 million, tailings management of $10.0 million, resource development of $4.3 million, generator overhaul of $3.4 million and other sustaining projects of $12.3 million. Expansion capital expenditures of $1.7 million were incurred in support of fulfilling the community village resettlement commitment.

2024 Outlook

Essakane attributable production is expected to be in the range of 330,000 to 370,000 ounces. The mill is expected to operate at nameplate capacity and head grades are expected to decrease compared to the prior year as the mill feed is supplemented with stockpiled ore to sustain throughput rates as mining continues through Phase 5 and Phase 6 and into the initial benches of Phase 7.

Cash costs at Essakane are expected in the range of $1,300 to $1,400 per ounce sold and AISC per ounce sold are expected in the range of $1,675 to $1,800, higher when compared to 2023 costs due to a scheduled increase in planned maintenance activities, continued pressures on the landed cost of fuel at the operation, and the application of increased royalty rates announced by the Burkina Faso government in the fourth quarter 2023. Additionally, as the mine resumes capitalized waste stripping with full mining capacity the AISC per ounce sold for 2024 is expected to increase in line with the increase in the associated sustaining capital before stripping activities and costs decrease in line with the mine plan from 2025 and 2026 onwards.

Capital expenditures are expected to be approximately $155 million, compared to $136.6 million in 2023, and primarily consist of capitalized waste stripping to provide access to ore as per the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity. (see "Risks and Uncertainties")

Brownfield Exploration

During 2023, approximately 15,000 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of the EMZ and the Lao satellite deposit. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

IAMGOLD CORPORATION	14
Annual Management's Discussion and Analysis - December 31, 2023

Bambouk Assets

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets. Under the terms of the agreements, IAMGOLD will receive total cash payments of approximately $282.0 million (pre-tax) as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of $197.6 million. The Company recognized a gain on disposal of the Senegal Assets of $109.1 million and paid taxes of $4.1 million.

Two transactions are remaining to close and both are subject to certain regulatory approvals from the respective Governments, as well as other customary closing conditions included in the transaction agreements. The first of the two remaining transactions is expected to close in the first quarter 2024 with the final transaction expected to close during 2024.

Under the terms of the transaction agreements, exploration expenditures incurred to develop the Bambouk Assets further will be recouped from Managem upon closing.

IAMGOLD CORPORATION	15
Annual Management's Discussion and Analysis - December 31, 2023

North America

Westwood Complex, Canada

The Westwood complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood complex includes the Westwood underground mine, the Grand Duc open pit mine, and the Fayolle open pit mine which is located approximately 30 kilometres northwest of the Westwood complex.

Westwood Mine (IAMGOLD interest - 100%)

	Q4 2023	Q4 2022	2023	2022	2021
Key Operating Statistics
Underground lateral development (metres)	1,263	1,297	5,271	4,303	946
Ore mined (000s t) - underground	77	64	280	241	106
Ore mined (000s t) - other sources	162	216	742	836	919
Ore mined (000s t) - total	239	280	1,022	1,077	1,025
Grade mined (g/t) - underground	7.77	4.76	7.11	5.47	4.67
Grade mined (g/t) - other sources	2.33	1.17	1.71	1.04	0.83
Grade mined (g/t) - total	4.08	2.00	3.19	2.03	1.23
Ore milled (000s t)	245	300	1,034	1,118	965
Head grade (g/t) - underground	7.92	4.69	7.12	5.42	4.46
Head grade (g/t) - other sources	2.02	1.22	1.51	1.05	0.85
Head grade (g/t) - total	3.90	1.94	3.03	1.99	1.24
Recovery (%)	94	93	93	93	92
Gold production (000s oz)	28	18	93	67	35
Gold sales (000s oz)	29	18	90	66	34
Average realized gold price[1] ($/oz)	$1,989	$1,718	$1,946	$1,788	$1,789
Financial Results ($ millions)
Revenues[2]	$58.6	$31.3	$176.6	$120.6	$61.6
Cost of sales[2]	42.4	40.1	144.6	139.2	77.0
Production costs	39.3	41.3	148.5	145.5	86.8
(Increase)/decrease in finished goods	2.9	(1.2)	(4.1)	(6.3)	(9.8)
Royalties	0.2	-	0.2	-	-
Cash costs[1]	41.9	39.8	143.7	137.5	76.6
Sustaining capital expenditures[1]	16.8	7.8	65.0	30.3	11.4
Expansion capital expenditures[1]	0.4	2.1	0.6	4.8	2.9
Total capital expenditures	17.2	9.9	65.6	35.1	14.3
Earnings/(loss) from operations	(2.4)	(19.1)	(9.7)	(41.4)	(93.9)
Performance Measures[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,446	$2,230	$1,600	$2,093	$2,252
Cash costs[1] ($/oz sold)	$1,434	$2,210	$1,591	$2,068	$2,240
AISC[1] ($/oz sold)	$2,049	$2,639	$2,344	$2,568	$2,600

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. As per note 36 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

4. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the fourth quarter 2023 (fourth quarter 2022 - $2.3 million) and $3.2 million for 2023 (2022 - $8.4 million, 2021 - $9.9 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the fourth quarter 2023 (fourth quarter 2022 - $125) and $36 for 2023 (2022 - $126, 2021 - $289).

Operational Insights

• Westwood delivered its highest quarterly production since the underground mine restarted in 2021, with 28,000 ounces produced, finishing the year with 93,000 ounces produced, exceeding the top end of the guidance range of 90,000 ounces. This is an increase of 10,000 ounces or 56% and 26,000 ounces or 39% for the quarter and year, respectively, compared with the same prior year periods. The higher production is the result of the underground mine ramp-up, supplying increased volumes of higher grade ore for the mill feed, and the introduction of higher grade material from the Fayolle deposit.

IAMGOLD CORPORATION	16
Annual Management's Discussion and Analysis - December 31, 2023

• Mining activity of 239,000 tonnes of ore in the fourth quarter 2023 was lower by 41,000 tonnes or 15% from the same prior year period, resulting in mining activity of 1,022,000 tonnes of ore for the year, 55,000 tonnes or 5% lower than the prior year. The decrease in mining activity results from lower ore volumes from the Grand Duc open pit, partially offset with the introduction of material from the Fayolle deposit and an increase in ore volumes from the underground mine at higher grades, following extensive progress on the underground rehabilitation and development program.

• Lateral underground development of 1,263 metres in the fourth quarter 2023 was in line with the same prior year period, resulting in 5,271 metres for the year, 968 metres or 22% higher than the prior year. The mining team continued to execute the underground rehabilitation and development work program, providing increased operational flexibility with multiple stope sequences now available to mine concurrently.

• The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program is expected to be completed in 2024.

• Mill throughput in the fourth quarter 2023 was 245,000 tonnes at an average head grade of 3.90 g/t, 18% lower and double the same prior year period, respectively. For the full year, mill throughput was 1,034,000 tonnes at an average head grade of 3.03 g/t, 8% lower and 52% higher than the prior year. The lower volumes at higher head grades are due to an increased proportion of higher grade ore feed from the underground mine, as production activities were able to target rehabilitated underground zones, and the introduction of higher grade material from Fayolle deposit, partially offset by lower volumes from the Grand Duc open pit.

• The mill achieved recoveries of 94% in the fourth quarter 2023, slightly higher than the same prior year period. There was reduced plant availability in the quarter of 77.9% compared to 95.0% in the prior year period, due to unplanned maintenance on the SAG mill liners and apron feeder. Remediation actions are being undertaken.

• Westwood Mineral Reserves, including the Grand Duc open pit, increased 109% from 582,000 ounces to 1.2 million ounces, net of depletion, with grades increasing 26% to 7.14 g/t Au. Excluding Grand Duc, underground Mineral Reserves were estimated at 1.1 million ounces at an average grade of 10.6 g/t Au. The increase in Mineral Reserves was driven by the rehabilitation efforts over the course of the year which allowed for the resumption of mining activities in previously closed zones (see news release dated February 15, 2024).

Financial Performance - Q4 2023 Compared to Q4 2022

• Production costs of $39.3 million was lower by $2.0 million or 5% than the same prior year period due to lower mining costs and an NRV write-down of $2.3 million recorded in the fourth quarter 2022, partially offset by $5.6 million of development costs incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project.

• Cost of sales, excluding depreciation, of $42.4 million was higher by $2.3 million or 6% due to timing of sales, partially offset by lower production costs. Cost of sales per ounce sold, excluding depreciation, of $1,446, was lower by $784 or 35% primarily due to higher production and sales volumes.

• Cash costs of $41.9 million were higher by $2.1 million or 5% due to timing of sales, partially offset by lower production costs. Cash costs per ounce sold of $1,434 were lower by $776 or 35%, primarily due to higher production and sales volumes. Included in cash costs per ounce sold is an approximate impact of $190 per ounce sold resulting from the development cost incurred at the Fayolle deposit.

• AISC per ounce sold of $2,049 was lower by $590 or 22%, primarily due to lower cash costs per ounce sold, partially offset by increased sustaining capital expenditures including non-recurring rehabilitation work performed.

• Sustaining capital expenditures of $16.8 million included underground development and rehabilitation of $8.5 million, capitalized stripping of $1.6 million and other sustaining capital projects of $6.7 million.

Financial Performance - 2023 Compared to 2022

• Production costs of $148.5 million were higher by $3.0 million or 2% due to $11.5 million of development costs incurred at the Fayolle deposit, which has been expensed due to the short life of the Fayolle Project, partially offset by lower mining and milling costs and a lower NRV write-down of $3.2 million (2022 - $8.4 million).

• Cost of sales, excluding depreciation, of $144.6 million was higher by $5.4 million or 4% due to higher production costs, partially offset by timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,600 was lower by $493 or 24% due to higher production and sales volumes.

• Cash costs of $143.7 million were higher by $6.2 million or 5% due to higher production costs. Cash costs per ounce sold of $1,591 were lower by $477 or 23% primarily due to higher production and sales volumes. Included in cash costs per ounce sold is an approximate impact of $128 per ounce sold resulting from the development cost incurred at the Fayolle deposit.

• AISC per ounce sold of $2,344 was lower by $224 or 9%, primarily due to lower cash costs per ounce sold, offset by higher sustaining capital expenditures, including non-recurring rehabilitation work performed during the year.

• Sustaining capital expenditures of $65.0 million included underground development and rehabilitation of $39.4 million, capitalized stripping of $5.8 million, and other sustaining capital projects of $19.8 million.

IAMGOLD CORPORATION	17
Annual Management's Discussion and Analysis - December 31, 2023

2024 Outlook

Westwood gold production is expected to be in the range of 100,000 to 120,000 ounces in 2024, with an increasing proportion of ore sourced from the underground mine at higher grades. Production levels are expected to be higher in the first half of 2024 due to mine sequencing in the underground mine and as supplementary mill feed from the higher grade Fayolle open pit is replaced with lower grade material from Grand Duc in the second half of the year.

Cash costs at Westwood are expected in the range of $1,250 to $1,375 per ounce sold and AISC per ounce sold are expected in the range of $1,800 to $2,000. Unit costs are expected to decrease from 2023 levels in line with increased production levels, a planned reduction in rehabilitation costs in the underground mine, and lower development expenses at the short life at the Fayolle satellite deposit.

Capital expenditures are expected to be approximately $65 million of sustaining capital, in line with $65.6 million in 2023, primarily consisting of $35 million in underground development and rehabilitation, $15 million for the renewal of the mobile fleet and fixed equipment, $5 million for asset integrity projects at the Westwood mill, and $10 million on other capital projects.

During the second half of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.

Brownfield Exploration

During the year, approximately 27,200 metres of underground diamond drilling (including approximately 1,400 metres of geotechnical drilling) was completed to support the continued ramp-up of underground mining operations.

On the Fayolle satellite property mining operations continued during the fourth quarter, although with operations intermittently impacted by water management challenges.

Côté District, Canada

Côté Gold Project

The Côté District located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit. The project is being developed through a joint venture (the "Côté Gold UJV" or "UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. The UJV is governed by the Côté Gold Joint Venture Agreement.

Funding transaction with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM. As outlined in the JV Funding and Amending Agreement, as of May 1, 2023, SMM has contributed $250.0 million of the Company's funding obligations to the Côté Gold Project and as a result, the Company transferred 9.7% of its interest in the Côté Gold Project to SMM (the "Transferred Interests").

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale - and so the Company will continue to account for 70% of the assets and liabilities of the joint venture, however, the Company will fund only 60.3% of the operating and capital expenditures through cash calls and receive 60.3% of the gold production. The Company has recognized a financial liability equal to the current repurchase price and option fee.

The Company has a right to repurchase the Transferred Interests on six remaining dates between May 31, 2023, and November 30, 2026, to return to its full 70% interest in the Côté Gold Project (the "Repurchase Option"). The Company may exercise its Repurchase Option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus the incremental contributions made and less incremental gold production received by SMM due to its increased interest, up to achieving commercial production. SMM contributed an incremental $77.1 million during the year, based on the 9.7% Transferred Interests. SMM will retain the net proceeds or payments due from its increased interest from the achievement of commercial production up to the repurchase of the Transferred Interests.

Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three-month SOFR plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee of $23.7 million accrued during 2023 will be payable upon the earlier of the Company's exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee will be payable in cash quarterly from January 1, 2024. The JV Funding and Amending Agreement also includes changes to the operator's fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD's rights on the Oversight Committee are maintained and IAMGOLD remains the operator.

Project Expenditures

On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures of $242.9 million ($170.5 million at 70%) in the fourth quarter 2023 at an average USDCAD exchange rate of 1.37 and $1,074.2 million ($752.3 million at 70%) for the year, at an average USDCAD exchange rate of 1.35. Incurred project expenditures include the cost of supplies inventory and the build of the initial ore stockpile.

IAMGOLD CORPORATION	18
Annual Management's Discussion and Analysis - December 31, 2023

Since commencement of construction, $2.786 billion ($1.95 billion at 70%) of the planned $2.965 billion ($2.08 billion at 70%) of project expenditures has been incurred. The original plan assumed a USDCAD exchange rate of 1.25.

The Company funded approximately $173.9 million to the UJV during the quarter and SMM funded $114.5 million, which includes an additional $28.0 million that was funded due to its increased interest.

2024 Outlook - 100%

Production at Côté Gold is expected to be between 220,000 and 290,000 ounces for the year. This estimate assumes that following initial gold production, operations ramp-up early in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company defines commercial production as an average throughput of the mill of 60% over a period of 30 days. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

For accounting purposes, revenue and cost of sales will be recognized from the commencement of production.

The total expected remaining project expenditures up to achieving first gold remains at $179.0 million assuming a USDCAD rate of 1.34. Post first gold, completion of certain infrastructure and earthworks projects is estimated to $40 million (± 5%).

In addition to the project expenditures, an estimated $40.0 million (± 5%) of operating expenditures related to milling and surface costs are expected to be capitalized during commissioning and ramp until the project achieves commercial production.

The estimated capital expenditures related to operations for 2024, excluding capital waste stripping, total $145 million (± 5%). These expenditures will be incurred from January to December and include:

• $60 million (± 5%) for the expansion of the tailings management facility as part of phase 2.

• $50 million (± 5%) for equipment purchases that includes four additional haulage trucks, drills and other mobile equipment.

• $35 million (± 5%) for capital projects that includes owners costs.

Capitalized waste stripping is estimated to be $50 million (± 5%) for the year.

Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses with the completion of the construction of the full tailings dam footprint. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving first gold and the nature of the expenditure.

Based on the Company's 60.3% interest in the UJV, IAMGOLD's remaining funding requirement for project and commissioning expenditures up to first gold, payment of all accounts payable balances related to project expenditures and the remaining lease funding in the first quarter 2024, is expected to be $142.0 million. After achieving first gold, IAMGOLD will continue to fund operating and capital expenditures through cash calls at its 60.3% interest and will receive 60.3% of gold production.

Fourth Quarter Activities Update

As of December 31, 2023, construction progress at Côté Gold was estimated to be 98% complete; while overall project progress was approximately 95.5% complete which includes demobilization of construction teams and facilities.

The following provides an update on project activities as at the end of the fourth quarter 2024 (unless otherwise noted):

Project Activity	Update
Health and safety	Total project hours worked of 14.8 million hours with a project-to-date DARTFR of 0.13 and a TRIFR of 0.72.

Labour and workforce	In the fourth quarter, the project workforce continued to demobilize as project areas were turned over to the operating teams. The ramp-up of the Côté operations workforce continued with 515 roles filled to date and with all senior positions filled. Labour availability and turnover continue to be a primary focus for Côté management.

Construction	Earthworks: All major earthwork activities associated with construction essentially complete, including Stage 1 of the Tailings Management Facility ("TMF").

Processing: Dry side of the processing plant, including primary and secondary crushing and associated screening and conveyors substantially complete. Activities remaining include the continued installation and configuration of remaining piping, electrical and instrumentation primarily within the plant. Re-alignment of the ball mill was completed with support of the OEM for mechanical start-up in February. At the back end, final mechanical completion of the detox and electrowinning circuits is on track to be completed in the first quarter of 2024 to support initial gold pour later in the quarter.

Infrastructure: All required infrastructure nearing completion with good advancement of tertiary mine facilities in the quarter.

IAMGOLD CORPORATION	19
Annual Management's Discussion and Analysis - December 31, 2023

Commissioning	Commissioning of the first electric shovel was completed in the quarter and deployed for in-pit activities. The second electric shovel is currently being commissioned and expected to be deployed in the first quarter of 2024.

Transfer of care, custody and control of project deliverables progressed well in the quarter with more than 50% of the systems turned over to the commissioning teams.

Subsequent to quarter end, the commissioning of the primary crushing circuit successfully crushed mined rock which was then conveyed to the coarse ore dome. Commissioning of the HPGR to fine ore bin to ball mill circuit is planned for February, followed thereafter by the wet circuits including leaching, cyanide detox and gold room. First gold is planned before the end of the first quarter 2024.
Operational readiness	By the end of the fourth quarter 2023, a total of fourteen haul trucks were commissioned and in operation. Testing of the autonomous drills continued with four Pit Vipers in operation. The operations team are continuously improving haulage roads and dumping location to achieve improved autonomous haulage efficiency and cycle times.

Mining activities have continued to advance well, with a daily record 128,000 tonnes of material moved towards the end of the quarter. The ore stockpile finished the year with 5 million tonnes of ore on the pad in line with the target.

Upcoming Milestones and Schedule Summary
Côté Gold is expected to commence production towards the end of the first quarter of 2024 ramping up to commercial production in the third quarter 2024. Recently achieved milestones and those remaining of note are as follows:

The Company cautions that potential further impacts, including, without limitation, inflationary pressures, global supply chain disturbances, disruptions from weather events resulting in limited or no productivity such as extreme cold or forest fires in dry, hot summer months, early-life failure of equipment, labour disputes and the tight labour market could impact the timing of activities, costs, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of achieving commercial production and, consequently, project costs and/or guidance estimates.

Gosselin Deposit

The Gosselin deposit is located immediately to the northeast of the Côté Gold deposit. In 2023, the Company drilled approximately 24,600 metres to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor.

On October 23, 2023, the Company reported assay results from the 2023 diamond drill program with highlights including: 300.8 metres grading 1.40 g/t Au in GOS23-134, 240.0 metres grading 1.53 g/t Au in GOS23-136 and 500.8 metres grading 0.72 g/t Au in GOS23-144 (see news release dated October 23, 2023). The favorable results from this phase of drilling provided evidence the Gosselin deposit is approaching similar dimensions as the adjacent Côté deposit. Drill intercepts obtained from the newly discovered West Breccia have significantly expanded this breccia body which now measures 250 metres by 170 metres and extends for a depth of approximately 400 metres.

IAMGOLD CORPORATION	20
Annual Management's Discussion and Analysis - December 31, 2023

This has helped to highlight a highly prospective corridor at depth measuring up to 850 metres in strike length that remains to be tested between the Gosselin West Breccia and the Côté deposit hydrothermal breccia.

These results were incorporated into the deposit model and on February 15th, 2024 the Company reported an updated Mineral Resource Estimate (on a 100% basis) of 161.3 million tonnes of Indicated Mineral Resources averaging 0.85 g/t Au for 4.42 million ounces of gold, and 123.9 million tonnes of Inferred Mineral Resources averaging 0.75 g/t Au for 2.98 million ounces of gold (on a 100% basis) (see news releases dated February 15, 2024).

Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Chibougamau District, Canada

The Chibougamau District includes the Nelligan Gold Project, the Monster Lake Project and the Anik Gold Project.

Nelligan Gold Project

The Nelligan Gold Project ("Nelligan") is located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

On December 5, 2023, the Company announced it had entered into a definitive arrangement agreement with Vanstar pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Vanstar by way of a court-approved plan of arrangement under the Canada Business Corporations Act.

Pursuant to the Arrangement Agreement, Vanstar's shareholders will receive 0.2008 of an IAMGOLD common share for each Vanstar share. Based on the 5-day volume weighted average price of IAMGOLD shares on the TSX as of December 1, 2023, the consideration to Vanstar's shareholders and option holders implies a total transaction value of approximately $31.1 million (based on the Bank of Canada daily exchange rate as of December 1). The transaction closed on February 13, 2024.

Vanstar is a gold exploration company with properties located in Northern Quebec at different stages of development. Vanstar's primary asset is a 25% interest in Nelligan which is held under an earn-in option to the joint venture agreement with IAMGOLD (IAMGOLD: 75%; Vanstar: 25%). Vanstar also holds a 1% NSR royalty on selected claims of the project that will be cancelled due to the transaction.

During 2023, approximately 10,300 metres were drilled at Nelligan towards the goal of improving resource classification and extending mineralization beyond the current resource pit shell of the Nelligan deposit, as well as testing selected exploration targets elsewhere on the property. The results from the second portion of 2023 drill program were reported in the fourth quarter with highlights including: 35.3 metres grading 1.21 g/t Au, 34.4 metres grading 2.55 g/t Au and 28.5 metres grading 1.92 g/t Au, (see Vanstar news release dated December 4, 2023).

On February 15, 2024, IAMGOLD reported an updated Mineral Resource Estimate for Nelligan as part of the year end reporting process. The updated Mineral Resource Estimate (on a 100% basis) returned 74.5 million tonnes of Indicated Mineral Resources averaging 0.84 g/t Au for 2.01 million ounces of gold, and 142.6 million tonnes of Inferred Mineral Resources averaging 0.85 g/t Au for 3.89 million ounces of gold (see news releases dated February 15, 2024).

Monster Lake Gold Project

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

As at December 31, 2023, the Company reported inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news release dated February 15, 2024). An updated Mineral Resource Estimation is expected to be completed in the first half of 2024 with drill results obtained subsequent to the completion of the last estimation.

Anik Gold Project

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. ("Kintavar") and is contiguous with the Nelligan Gold Project to the north and east. The Company holds an option to earn up to an 80% interest in the project by meeting certain commitments (see Kintavar news release dated May 28, 2020).

Approximately 1,750 metres of diamond drilling were completed to test various exploration targets in the year.

Exploration

In the fourth quarter 2023, expenditures for exploration and project studies totaled $3.4 million compared with $3.7 million in the same prior year period, of which $2.1 million was expensed and $1.3 million was capitalized. During the year, drilling activities on active projects and mine sites totaled approximately 80,300 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Quarterly Updates". The Company's exploration expenditures guidance for 2024 is $20 million.

IAMGOLD CORPORATION	21
Annual Management's Discussion and Analysis - December 31, 2023

($ millions)	Q4 2023	Q4 2022	2023	2022	2021
Exploration projects - greenfield	$1.7	$1.4	$11.0	$9.8	$27.8
Exploration projects - brownfield[1]	1.7	2.3	6.3	8.4	10.1
Total - continuing operations	3.4	3.7	17.3	18.2	37.9
Discontinued operations	-	1.4	0.1	3.9	9.5
Total - all operations	$3.4	$5.1	$17.4	$22.1	$47.4

1. Exploration projects - brownfield for the fourth quarter 2023 included near-mine exploration and resource development of $1.3 (fourth quarter 2022 - $1.8 million) and $4.4 million for 2023 (2022 - $5.4 million, 2021 - $4.2 million).

EURO Ressources

EURO Ressources ("EURO") is a French mining royalty and streaming company listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the "Rosebel royalty"), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD owns 90% of EURO through its wholly owned subsidiary IAMGOLD France.

On November 14, 2023, the Company announced that it has filed, through IAMGOLD France, a draft buy-out offer with the Autorité des marchés financiers in France to acquire all of the outstanding common shares of EURO that IAMGOLD France does not already own for cash consideration of €3.50 per EURO Share to be followed immediately by a squeeze-out under French law. The purpose of the Offer is to enable IAMGOLD to acquire, through IAMGOLD France, all of the outstanding EURO Shares. Upon completion of the Offer, the EURO Shares will be delisted from the Euronext Paris stock exchange. The transaction was approved by the AMF on January 23, 2024, and is expected to close by the end of February.

IAMGOLD makes quarterly royalty payments to EURO and receives an annual dividend from EURO, net of income taxes in France and withholding taxes. The Rosebel royalty payments from IAMGOLD apply to the first seven million ounces of gold production from Rosebel and are calculated using the LBMA Afternoon Gold Price less approximately $300 to $350 per ounce.

Following the sale of the Rosebel mine to Zijin and the acquisition of the remaining shares of EURO, IAMGOLD will continue to make quarterly royalty payments to EURO, based on Rosebel production reported by Zijin, and IAMGOLD will receive a 100% share of any annual dividend from EURO, net of income taxes in France and withholding taxes. As of December 31, 2023, Rosebel had produced over 5.9 million ounces of gold with less than 1.1 million ounces of gold remaining under the Rosebel royalty agreement.

Discontinued operations - Rosebel Gold Mines

Brokopondo District, Suriname

On January 31, 2023, the Company completed the sale of its interests in the Rosebel mine to Zijin. Prior to the closing of the sale, attributable gold production and attributable gold sales were 26,000 ounces and 25,000 ounces, respectively.

On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, which has been included in earnings from discontinued operations.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2023, the Company had $367.1 million in cash and cash equivalents at its continuing operations and net debt of $649.5 million. Approximately $387.0 million was available under the Company's Credit Facility resulting in liquidity at December 31, 2023, of approximately $754.1 million.

Within cash and cash equivalents, $81.7 million was held by Côté Gold and $70.9 million was held by Essakane. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

On February 15, 2024, the Company completed a private placement of 1.9 million flow-through common shares of the Company (the "Flow-Through Shares") that will qualify as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Flow-Through shares were issued at a price of CAD$4.20 per Flow-Through Share for aggregate gross proceeds of up to CAD$8.0 million.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend of $120.0 million during 2023, which was received by IAMGOLD in the third quarter, net of minority interest and withholding taxes. During the remainder of construction and commissioning, the Company will fund its portion of the Côté UJV funding of $142.0 million from available cash balances.

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold Project totaled $66.1 million, with an additional $24.4 million held in escrow pending the closing of the EURO Ressources transaction.

IAMGOLD CORPORATION	22
Annual Management's Discussion and Analysis - December 31, 2023

The following sets out the changes in cash balance from September 30, 2023, to December 31, 2023, and December 31, 2022, to December 31, 2023:

December 31, 2023 vs September 30, 2023 Cash balance

($ millions)

December 31, 2023 vs December 31, 2022 Cash balance

($ millions)

Current assets as at December 31, 2023, were $753.7 million, down $767.6 million compared with December 31, 2022. The decrease was primarily due to a reduction in assets held for sale of $751.0 million as the Company completed the sale of Rosebel in the first quarter 2023 and the sale of the Senegal Assets in the second quarter 2023 combined with a repayment to the Credit Facility of $455.0 million, offset by cash proceeds received from the sale of the Rosebel assets of $389.2 million, cash proceeds received from the sale of the Senegal Assets of $197.6 million, and $379.0 million in net proceeds received from the issuance of the Term Loan.

Current liabilities as at December 31, 2023, were $630.8 million, down $15.4 million compared with December 31, 2022. The decrease was due to a reduction in liabilities held for sale of $270.7 million for the same reason noted above, offset by an increase in the current portion of deferred revenue of $240.7 million in connection with the Company's 2022 gold sale prepayment arrangement (the "2022 Prepay Arrangement"). The Company reclassified the deferred revenue of $240.7 million from long-term liabilities to current liabilities for the portion which will be settled during 2024.

The following table summarizes the carrying value of the Company's long-term debt:

	December 31	December 31	December 31
($ millions)[1]	2023	2022	2021
Credit Facility	$-	$455.0	$-
5.75% senior notes	448.0	447.6	445.7
Term Loan	375.6	-	-
Equipment loans	7.2	16.1	18.7
	$830.8	$918.7	$464.4

1. Long-term debt does not include leases in place at continuing operations of $121.3 million as at December 31, 2023 (December 31, 2022 - $73.8 million, December 31, 2021 - $11.4 million).

IAMGOLD CORPORATION	23
Annual Management's Discussion and Analysis - December 31, 2023

Debt Maturity Schedule1

1. Includes principal and interest payments for the Credit Facility, Term Loan, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements (defined below) which will be physically settled in 2024, and leases.

Credit Facility

The Company has a $425 million secured revolving Credit Facility, which was entered into in December 2017 and was amended for various items including to obtain consent to the sale of Rosebel, the sale of the Bambouk assets, for entering into the SMM funding arrangement and for entering into the second lien term loan. On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

The Credit Facility provides for an interest rate margin above the Secured Overnight Financing Rate, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million.

As at December 31, 2023, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $22.6 million as collateral for surety bonds issued, $11.3 million as guarantees for certain environmental indemnities to government agencies, and $4.1 million as a supplier payment guarantee, with $387.0 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

On May 16, 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which has been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after year two, a 101% premium if repaid after year three and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

IAMGOLD CORPORATION	24
Annual Management's Discussion and Analysis - December 31, 2023

Leases

At December 31, 2023, the Company had lease obligations of $121.3 million at a weighted average borrowing rate of 7.20%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2023 and will continue to be delivered through 2024, with a value of approximately $125 million. In connection therewith, SMM entered into a guarantee of 30% of the obligations under such agreement.

Equipment loans

At December 31, 2023, the Company had equipment loans with a carrying value of $7.3 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract pre-funded price of $1,753 per ounce on 50,000 gold ounces and an outstanding collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million in 2022 and is to physically deliver 150,000 ounces over the course of 2024.

In December 2023, the Company entered into a forward gold sale arrangement ("2025 Q1 Prepay Arrangement") and a partial amendment to one of its existing gold prepay arrangements ("Deferral Prepay Arrangement"). Under the 2025 Q1 Prepay Arrangement, the Company will receive a prepayment amount of $59.9 million during first quarter 2024 at an effective gold price of $1,916 per ounce and paid equally in three monthly increments for physical delivery of 31,250 ounces of gold over the period of January 2025 to March 2025. The Deferral Prepay Arrangement allows for the deferral of 6,250 ounces that were previously scheduled for delivery in the first quarter 2024 under the existing gold prepay arrangements entered into in 2022 to now be delivered in the first quarter 2025. The Company will make a cash payment of $0.5 million in total at the time of delivery in consideration for the deferral. The net result of these arrangements is the effective transition of current gold delivery obligations out of the first quarter of 2024 into the first quarter of 2025, increasing cashflow in the first quarter 2024 by approximately $72.5 million assuming gold prices at the time of entering into the arrangement.

Surety bonds and performance bonds

As at December 31, 2023, the Company had (i) C$201.4 million ($152.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($28.2 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

As at December 31, 2023, the total collateral provided through letters of credit and cash deposits was $33.6 million. The balance of $118.9 million remains uncollateralized.

The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations in the updated closure plan once such closure plan has been approved by the applicable regulatory authorities.

The Company posted 100% of the Côté Gold reclamation security using surety bonds. The bonding requirement for Côté Gold will increase once production commences from $36.7 million to $53.9 million (on a 100% basis). Subsequent to year end, SMM posted a bond for $21.4 million based on its 39.7% interest in the Côté Gold Project. Due to SMM posting its share of the reclamation security, the Company does not have to post any additional security to meet the increased requirement once production commences.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk

- Summary of Foreign Currency and Commodity Derivative Contracts" for information relating to the Company's outstanding derivative contracts including the derivative contracts associated with Côté Gold.

Liquidity Outlook

At December 31, 2023, the Company had available liquidity of $754.1 million comprised of $367.1 million in cash and cash equivalents and $387.0 million available under the Credit Facility.

IAMGOLD is expected to fund $142.0 million on project expenditures and working capital during the remainder of construction and commissioning based on its 60.3% interest in Côté Gold UJV.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal for aggregate gross cash proceeds of $197.6 million. The gross proceeds include deferred payments of $32.0 million that was received on October 26, 2023. The expected gross proceeds for the remainder of the transactions, in respect to the assets in Guinea and Mali, are approximately $84.4 million.

IAMGOLD CORPORATION	25
Annual Management's Discussion and Analysis - December 31, 2023

The Company also has to deliver 150,000 ounces of its 2024 production into the 2022 Prepay Arrangements. During December 2023, the Company entered into a further gold sale prepayment arrangement that effectively deferred the gold prepay deliveries from the first quarter 2024 to the first quarter 2025.

Based on the current construction and commissioning schedule of Côté Gold Project as well as prevailing market conditions which could impact the Côté Gold Project, commissioning and ramp-up expenditures and operating cash flows from the Company's existing operations, the Company believes that its available liquidity at December 31, 2023, combined with cash flows from operations, the expected proceeds from the sale of the remaining Bambouk Assets and available liquidity provided by the undrawn amounts under the Credit facility, is sufficient to fund the Côté UJV to complete the construction, commissioning and ramp-up of the Côté Gold Project.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from the Côté Gold Project to repay its existing and any additional indebtedness that it may incur to fund the remaining construction, commissioning and ramp-up costs of the Côté Gold Project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2023 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Contractual Obligations

As at December 31, 2023, contractual obligations from continuing operations with various maturities were approximately $2.1 billion, primarily comprising expected future contractual payments of long-term debt including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in "Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts".

		Payments due by period[1]
At December 31, 2023	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$1,209.5	$76.0	$145.1	$979.6	$8.8
Equipment loan	7.6	5.1	2.5	-	-
Purchase obligations	209.9	196.8	5.2	2.4	5.5
Capital expenditure obligations	158.8	115.3	23.5	20.0	-
Lease obligations	130.4	28.3	57.7	31.6	12.8
Total contractual obligations	$1,716.2	$421.5	$234.0	$1,033.6	$27.1
Asset retirement obligations	393.4	5.5	43.4	35.1	309.4
	$2,109.6	$427.0	$277.4	$1,068.7	$336.5

1. Total contractual obligations exclude the 2022 Prepay Arrangement which will be physically settled in 2024.

Cash Flow

($ millions)	Q4 2023	Q4 2022	2023	2022	2021
Net cash from (used in) per consolidated financial statements:
Operating activities	$69.9	$66.8	$159.4	$408.7	$285.0
Investing activities	(272.2)	(233.3)	(402.3)	(891.9)	(630.7)
Financing activities	16.9	64.2	201.7	404.0	(41.2)
Effects of exchange rate fluctuation on cash and cash equivalents	3.6	15.3	1.3	(17.1)	(9.7)
Increase (decrease) in cash and cash equivalents	$(181.8)	$(87.0)	$(39.9)	$(96.3)	$(396.6)
Cash and cash equivalents, beginning of the period	548.9	535.6	407.8	544.9	941.5
Cash and cash equivalents, end of the period - all operations	$367.1	$448.6	$367.9	$448.6	$544.9
Less: Increase (decrease) in cash and cash equivalents - held for sale	-	(40.8)	(0.8)	(40.8)	-
Cash and cash equivalents, end of the period - continuing operations	$367.1	$407.8	$367.1	$407.8	$544.9

IAMGOLD CORPORATION	26
Annual Management's Discussion and Analysis - December 31, 2023

Operating Activities

Net cash flow from operating activities from continuing operations was $69.9 million for the fourth quarter 2023, higher by $57.6 million compared to the same prior year period, primarily due to:

• Higher cash earnings of $81.8 million due to higher sales volume and a higher realized gold price,

• An increase in accounts payable and accrued liabilities of $33.1 million primarily resulting from the timing of payment of supplies, and

• A decrease in trade and other receivable of $7.0 million,

Offset by:

• Net proceeds from the 2022 Prepay Arrangements of $59.0 million included in the fourth quarter 2022, and

• An increase in income tax paid of $6.6 million.

Net cash flow from operating activities was $159.4 million for 2023 and includes cash flow from operating activities of $144.0 million from continuing operations and $15.4 million from discontinued operations. Net cash from operating activities from the continuing operations decreased by $113.6 million from the same prior year period, primarily due to:

• An increase in inventories and non-current ore stockpiles of $44.0 million primarily due to an increase in supplies inventory at the Côté Gold Project and Essakane, and build of ore stockpiles at the Côté Gold Project,

• An increase in income tax paid of $14.8 million, and

• Net proceeds from the 2022 Prepay Arrangements of $236.0 million included in 2022,

Offset by:

• Higher cash earnings of $109.7 million,

• A decrease in trade and other receivable of $51.1 million primarily resulting from the sale of VAT receivable at Essakane, and

• An increase in accounts payable and accrued liabilities of $14.7 million.

Investing Activities

Net cash used in investing activities from continuing operations for the fourth quarter 2023 was $272.2 million, an increase of $66.8 million from the same prior year period, primarily due to:

• An increase in capital expenditures from property, plant and equipment of $63.8 million, mainly related to the Côté Gold construction,

• An increase in restricted cash contribution of $24.4 million as the company posted the security for the purchase of the minority interest of Euro Ressources, and

• An increase in capitalized borrowing costs of $7.3 million,

Offset by:

• Net cash proceeds of $32.0 million received from the sale of the Senegal Assets.

Net cash used in investing activities for 2023 was $402.3 million and includes cash flow used in investing activities of $394.1 million in continuing operations and cash flow used in discontinued operations of $8.2 million.

Compared to 2022, net cash used in investing activities from continuing operations decreased by $367.1 million, primarily due to:

• $389.2 million in proceeds received from the disposition of the Rosebel asset, $197.6 million of cash proceeds received from the sale of the Senegal Assets, and

• An increase in interest income of $17.8 million.

Offset by:

• An increase in capital expenditures for property, plant and equipment of $164.6 million due to continued advancement of the Côté Gold Project,

• An increase in capitalized borrowing costs of $30.5 million,

• An increase in restricted cash contribution of $15.0 million, and

• The prior year's investing activities also included the proceeds from the disposal of marketable securities of $28.0 million.

Financing Activities

Net cash from financing activities from continuing operations for the fourth quarter 2023 was $16.9 million. Compared to the fourth quarter 2022, net cash from financing activities for continuing operations decreased by $51.7 million, primarily due to a draw of $75.0 million Credit Facility in the fourth quarter 2022, offset by the proceeds received through the SMM funding arrangement of $28.0 million during the fourth quarter 2023.

Net cash from financing activities for 2023 was $201.7 million and includes cash from financing activities for continuing operations of $203.7 million and net cash used in financing activities from discontinued operations of $2.0 million. Net cash from financing activities for the continuing operations in 2023 included $379.0 million of net proceeds received from the Term Loan and proceeds received through the SMM funding arrangement of $327.1 million and the repayment to the Credit Facility of $455.0 million, compared to 2022 that mainly included the draw of $455 million on the Credit Facility.

IAMGOLD CORPORATION	27
Annual Management's Discussion and Analysis - December 31, 2023

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company's financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Currency Exchange Rate Risk

The Company's functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or euro denominated bank accounts creating a natural offset to the exposure and derivative contracts such as forwards or options.

	Q4 2023	Q4 2022	2023	2022	2021
Average market rates
USDCAD	1.3624	1.3573	1.3497	1.3019	1.2537
EURUSD	1.0762	1.0220	1.0816	1.0533	1.1828
Market closing rates
USDCAD	1.3205	1.3533	1.3205	1.3533	1.2656
EURUSD	1.1060	1.0694	1.1060	1.0694	1.1377

Oil Contracts and Fuel Market Price Risk

Brent and West Texas Intermediate ("WTI") are components of diesel and fuel oil which are among the key inputs impacting the Company's costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

The Company's oil exposures relate primarily to its mining operations in West Africa and Canada. The Company's hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold.

	Q4 2023	Q4 2022	2023	2022	2021
Average Brent price ($/barrel)	$83	$89	$82	$99	$71
Closing Brent price ($/barrel)	$77	$86	$77	$86	$78
Average WTI price ($/barrel)	$79	$83	$78	$94	$68
Closing WTI price ($/barrel)	$72	$80	$72	$80	$75

Gold Contracts and Market Price Risk

The Company's primary source of revenue is gold. The Company's hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, including the use of call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

	Q4 2023	Q4 2022	2023	2022	2021
Average market gold price ($/oz)	$1,973	$1,726	$1,941	$1,801	$1,799
Average realized gold price[1,2] ($/oz)	$2,005	$1,639	$1,955	$1,721	$1,793
Closing market gold price ($/oz)	$2,062	$1,814	$2,062	$1,814	$1,806

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. Excluding the impact of the 2019 Prepay Arrangement the average realized gold price was $1,704 for the fourth quarter 2022 and $1,802 for 2022.

IAMGOLD CORPORATION	28
Annual Management's Discussion and Analysis - December 31, 2023

Summary of Foreign Currency and Commodity Derivative Contracts

At December 31, 2023, the Company's outstanding foreign currency and oil derivative contracts were as follows:

2024
Foreign Currency[1]
Canadian dollar contracts[2] (millions of C$)	316
Rate range (USDCAD)	1.30 - 1.41
Hedge ratio[3]	32%
Commodities[4]
Brent oil contracts (thousands of barrels)	270
Contract price range ($/barrel of crude oil)	41 - 55
Hedge ratio[3]	36%

The summary of foreign currency and commodity derivative contracts includes other instruments that the Company considers economic hedges.

1. 2024 Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company's 2024 Canadian dollar expenditures. USDCAD hedges are partially CAD notional hedges and partially USD notional.

2. The Company previously executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2024 includes the TARF and forwards with an extension feature discussed below. The Company estimates the timing of future knockouts on the TARF occurring based on analyst consensus estimates for foreign exchange rates. Hedge ratio assumes that all hedges are exercised at their call level and that all TARF hedges are exercised by counterparty.

3. The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and Côté Gold and its corporate office, future estimated uses of commodities and future estimated production. Outstanding derivative contracts are allocated based on a specified allocation methodology.

4. The Company previously executed Brent collar options, consisting of put and call options with strike prices within the given range in 2023 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price and a gain from the difference between a higher market price and the call strike price.

In connection with the construction of Côté Gold, the Company entered into a Target Redemption Forward ("TARF") structure during 2021 as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:

• There are four underlying contracts with strike prices ranging from 1.30 to 1.31.

• On any monthly option fixing date, if the USDCAD exchange rate is below the strike price, the Company expects to exercise its option and deliver $7.7 million and receive C$10 million.

• On any monthly option fixing date, if the USDCAD exchange rate is above the strike price, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive C$20 million.

• The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below the strike price, the arrangement will terminate. Three contracts have been exercised eight times and four contracts have been exercised seven times while the USDCAD was below the strike price.

• The Company realized a loss of $1.8 million for the quarter and $5.5 million for the full year on the TARF which is included in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

In connection with the construction of Côté Gold, the Company entered a forward contract with an extendable feature to purchase C$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase C$10 million per month during 2024 at the forward exchange rate. In December 2023 the counterparty extended the option.

IAMGOLD CORPORATION	29
Annual Management's Discussion and Analysis - December 31, 2023

At December 31, 2023, the Company's outstanding gold bullion contracts and gold sale prepayment arrangements were as follows:

	Put	Call	2024	2025
	Weighted average $/ounce		Thousands of ounces
Canadian dollars[1] (millions of C$)
Zero cost collars	1,950	2,167	30	-
Zero cost collars	1,950	2,170	15	-
Zero cost collars	1,975	2,192	15	-
Subtotal gold bullion contracts			60	-

2022 Prepay Arrangements - collar	1,700	2,100	100	-
2022 Prepay Arrangements - forward	1,753	1,753	44	6
2024 Prepay Arrangement - forward	1,916	1,916	-	31
Subtotal gold sale prepay arrangements	-	-	144	37
Total[1]	-	-	204	37

1. The Company's zero cost collars relate to the first quarter 2024 production exclusively, totaling 20,000 ounces per month. The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2023. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

Sensitivity Impact

The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company's hedging program which can affect the Company's operating results, assuming guided 2024 production and costs levels, excluding Côté:

		Annualized impact on	Annualized impact on	Annualized impact on
	Change of	Cost of Sales $/oz	Cash Costs[1] $/oz	AISC[1] $/oz
Gold price[2]	$100/oz	$6	$6	$6
Oil price	$10/barrel	$12	$12	$14
USDCAD	$0.10	$27	$27	$43
EURUSD	$0.10	$21	$21	$31

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Cash costs and AISC per ounce of gold sold consist of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

2. Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Compensation of Key Management Personnel

Compensation breakdown for key management personnel, comprising of the Company's directors and executive officers, is as follows:

	2023	2022	2021
Salaries and other benefits	$7.2	$5.8	$6.0
Retirement benefits	2.1	2.4	0.3
Share-based payments	4.2	2.6	3.1
	$13.5	$10.8	$9.4

Shareholders' Equity

Number issued and outstanding (millions)	December 31, 2023	February 14, 2024
Common shares	481.3	493.6
Options[1]	5.2	5.1

1.Refer to note 26 of the consolidated financial statements for all outstanding equity awards.

On February 15, 2024, the Company completed a private placement of 1.9 million flow-through common shares of the Company. The Flow-Through shares were issued at a price of CAD$4.20 per Flow-Through Share for aggregate gross proceeds of up to CAD$8.0 million.

IAMGOLD CORPORATION	30
Annual Management's Discussion and Analysis - December 31, 2023

QUARTERLY FINANCIAL REVIEW

	2023				2022
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$297.6	$224.5	$238.8	$226.2	$207.2	$254.5	$232.1	$265.0
Net earnings (loss) from continuing operations	$(7.6)	$(0.8)	$95.2	$10.7	$(0.2)	$(43.5)	$(16.5)	$23.8
Net earnings (loss) from discontinued operations	$-	$-	$-	$6.3	$29.0	$(66.4)	$13.0	$8.0
Net earnings (loss) attributable to equity holders	$(9.4)	$(0.8)	$92.6	$6.3	$(3.8)	$(45.5)	$(22.2)	$16.0
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.02)	$0.00	$0.19	$0.01	$(0.01)	$(0.09)	$(0.05)	$0.03

In the third quarter 2022, net losses from discontinued operations were higher due to impairment charges recorded in respect of Rosebel Gold Mines.

Revenues

Revenues from continuing operations were $297.6 million in the fourth quarter 2023 from sales of 147,000 ounces (136,000 ounces on an attributable basis) at an average realized gold price of $2,005 per ounce, higher by $90.4 million or 44% than the prior year period, due to higher sales volumes and a higher realized gold price.

Revenues from continuing operations were $987.1 million in the year from sales of 503,000 ounces (462,000 ounces on an attributable basis) at an average realized gold price of $1,955 per ounce, higher by $28.3 million or 3% than the prior year period, due to a higher realized gold price offsetting lower sales volumes.

Cost of sales

Cost of sales excluding depreciation was $176.7 million in the fourth quarter 2023, higher by $33.2 million or 23% than the prior year period. Cost of sales excluding depreciation was $647.0 million for the year, higher by $76.6 million or 13% than the prior year period.

The increased costs are due to increased mining activity at Westwood and the impacts of the security situation in Burkina Faso resulting in higher landed fuel prices, transportation and camp costs, as well as higher labour costs due to appreciation in the local currency. In addition to the fuel pricing pressures, power generation costs increased as heavy fuel used normally was periodically substituted with more expensive light fuel to maintain operations when supply was limited.

Depreciation expense

Depreciation expense was $71.1 million in the fourth quarter 2023, higher by $27.4 million or 63% than the prior year period primarily due to higher production volumes and the amortization of deferred stripping assets as the mining activity sequences through Phase 5 at Essakane.

Depreciation expense was $216.0 million for the year, lower by $24.5 million or 10% than the prior year period primarily due to lower production volumes at Essakane for the full year.

Exploration expense

Exploration expense was $3.6 million in the fourth quarter 2023, lower by $2.4 million or 40% than the prior year period due to the sale of certain exploration assets.

Exploration expense was $26.3 million for the year, lower by $2.1 million or 7% than the prior year period due to the sale of certain exploration assets.

General and administrative expense

General and administrative expense was $10.7 million in the fourth quarter 2023, higher by $0.1 million or 1% than the prior year period, primarily due to prior year site support fees reclassified to discontinued operations of $0.8 million and higher consulting costs of $0.4 million, partially offset by lower bonus accruals of $0.8 million and share-based payments of $0.3 million.

General and administrative expense was $48.6 million for the year, lower by $3.4 million or 7% than the prior year period, primarily due to lower bonus accruals of $4.2 million, severance costs of $2.4 million and consulting costs of $1.6 million, partially offset by prior year site support fees reclassified to discontinued operations of $3.5 million, share-based payments of $0.9 million and lower realized gains on cash flow hedges of $0.4 million.

Income tax expense

The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company's effective tax rate will fluctuate from one period to the next.

IAMGOLD CORPORATION	31
Annual Management's Discussion and Analysis - December 31, 2023

Income tax expense was $1.1 million in the fourth quarter 2023, lower by $9.9 million or 90% than the prior year period. It is comprised of a current income tax expense of $14.4 million offset by a deferred income tax recovery of $13.3 million, higher than the prior year period for current tax expense by $7.9 million or 122% and lower for deferred tax recovery by $17.8 million or 396%, respectively.

Income tax expense was $30.7 million for the year, lower by $47.4 million or 61% than the prior year period. It is comprised of a current income tax expense of $51.9 million offset by a deferred income tax recovery of $21.2 million, lower than the prior year period for current tax expense by $25.7 million or 33% and lower for deferred tax recovery by $21.7 million or 4,340%, respectively. The current income tax expense for the year was lower primarily due to lower income in Essakane. The deferred tax difference between the years reflects a variety of factors, including foreign exchange, accruals in respect of funds on hand, differences between depreciation and amortization charges and changes in recognition rules for local GAAP and IFRS purposes.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2023, under the supervision of the Company's Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company's disclosure controls and procedures were effective as at December 31, 2023, providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

• ensure the Company's receipts and expenditures are made only in accordance with authorization of management and the Company's directors; and

• provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company's internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2023 by the Company's management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the fourth quarter 2023 and their design remains effective.

Limitations of Control and Procedures

The Company's management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2023.

IAMGOLD CORPORATION	32
Annual Management's Discussion and Analysis - December 31, 2023

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by SEC staff ("Industry Guide 7"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this report are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2023. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2023.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company's consolidated financial statements.

IAMGOLD CORPORATION	33
Annual Management's Discussion and Analysis - December 31, 2023

RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company's future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement On Forward-Looking Information".

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company's consolidated financial statements and related notes for the year ended December 31, 2023.

The inherently volatile nature of the Company's activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company's business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company's business strategy and is supported by a risk management culture and an enterprise risk management ("ERM") system. The Company's view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.

Risks and uncertainties to the Company's business, operations and financial condition that were identified by management as new or elevated in the fourth quarter 2023 are described above under "Market Risk" and below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the fourth quarter 2023 that are not described above under "Market Risk" or below.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company's latest annual information form and supplemented by the consolidated financial statements and the MD&A for the quarters-ended March 31, 2023, June 30, 2023 and September 30, 2023 as filed with Canadian securities regulatory authorities at www.sedarplus.ca and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.

Political and Security Risk

The political and security environments in Burkina Faso and its neighboring countries is distressed and volatility remains elevated, including in the Sahel region where the Company's Essakane mine is located. Burkina Faso experienced two military coups in 2022 and neighboring Niger experienced similar military coups in July 2023. Stability in the West African region, generally, has been upended by military coups and led to near-total suspension of military assistance from France and the U.S. and exclusion of military governments in joint military task force with other West African countries formed to prevent militant attacks and threats from further spreading in the rest of the region. Instead, in September 2023, a regional alliance between Burkina Faso, Mali and Niger was announced, but the potential impact on militant activity remains uncertain. Meanwhile, militant attacks on and threats to supply chains and transit routes continue to increase economic challenges for the country. Mining activities at Essakane were affected or curtailed in 2023 as a result of the impacts to supply chains and travel routes. The Company continues to adjust its operating activities in response to the continued volatile security situation, as the safety and security of the Company's personnel and physical assets are of paramount concern. There is an elevated risk to the Company's operations, assets, financial condition and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes in the region with neighboring countries remain particularly exposed to elevated risks of further militant attacks. An actual, potential or threatened terrorist attack on the Company's operations, personnel or supply chains could have a material adverse effect on the Company's business, operations and financial condition. The Company's operations at Essakane have accounted for all of the Company's positive mine site free cash flow year to date 2023.

Given Essakane's significant contribution to the financial condition of the Company, any problematic or adverse condition affecting mining, processing, infrastructure, equipment, labour, the supply chain, taxation, legal or reputational status could have a material adverse effect on the Company's business, operations, liquidity and capital resources.

Liquidity and Capital Resources

The net proceeds of the completed sales of the Rosebel mine and the Senegal Assets, the financing agreement with Sumitomo, the Term Loan, expected proceeds from the expected completion of the sale of the remaining Bambouk Assets and undrawn amounts under the Credit Facility are intended to be used to satisfy the Company's currently estimated or forecasted funding requirements for the completion of construction, commissioning and ramp-up of the Côté Gold Project. Any failure to generate the cash expected from its operations, any significant disruptions in the commissioning and ramp-up of Côté Gold, any unexpected limitation on the ability to access, or unavailability of, funds currently available under the Company's Credit Facility, any delay in the closing of, or failure to close the sale of the remaining Bambouk Assets, any unexpected disruption of cash repatriation initiatives or the ability to transfer cash or other assets between the Company and its subsidiaries and requests by local governments in the jurisdictions of the Company's activities to sell gold to them and not to the Company's usual counterparties in the ordinary course on commercial terms, could restrict the Company's ability to fund its operations effectively, and the Company may be required to use other unanticipated sources of funds, on unattractive terms, if available, for these objectives.

IAMGOLD CORPORATION	34
Annual Management's Discussion and Analysis - December 31, 2023

The Company, in its various initiatives to increase liquidity and ensure funding to meet the currently estimated costs to complete construction of the Côté Gold Project, has incurred significant debt. The availability of new additional capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects based on the level of confidence in the Company to meet its strategic objectives. The cost of capital has also increased in 2023 due to rising interest rates. The Credit Facility has net debt to EBITDA and interest coverage financial ratio covenants that governs the amount that can be drawn under the Credit Facility. EBITDA is impacted by the performance of the Company's operations and market conditions.

The cost of the Company's debt is linked to market interest rates and further increases in interest rates or adverse changes in the expected performance of the Company's operations or market conditions that adversely impacts the generation or amount of cash flow or earnings from its operations could impact the ability of the Company to utilize the Credit Facility due to the impact on the foregoing financial maintenance covenants, which would reduce the available liquidity to the Company and could have materially adverse consequences to the Company. If there were a default or breach under the Credit Facility because of the failure to meet its financial or other covenants, not only could the Credit Facility cease to be available to meet the liquidity needs of the Company, but such default could trigger cross-defaults under the terms of the Company's other sources of debt and such defaults could have materially adverse consequences to the Company.

Project Commissioning and Ramp-Up

Currently estimated, forecasted or anticipated commissioning and ramp-up costs and the period to complete a project or thereafter bring it to commercial production can be impacted by a wide variety of known and unknown, uncontrollable, factors such as unexpected production problems, ore and waste sampling, equipment unavailability, inflationary pressures, supply chain disturbances, extreme weather, contractual, labour or community disputes, the unavailability of required skilled labour and permitting delays. The expenditures and time period required to complete the commissioning and ramp-up of the Côté Gold Project are considerable and equipment not functioning as designed or expected, changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, supply chain and logistics challenges, adverse market conditions or other events that negatively impact commissioning schedules can materially negatively affect the estimated timing of commencement of commercial production, results of operations and the liquidity of the Company. Actual costs and economic returns from the Côté Gold Project may differ materially from the Company's estimates or projections and variances from expectations could have a material adverse effect on the Company's business, financial conditions and results of operations, and liquidity.

Changes in Laws and Regulations

In Burkina Faso, where the Essakane mine operates, in October 2023 the Burkina Faso Mining Code was amended increasing the minimum royalty rate for gold spot price above $1,500/oz to 6% from 5%, this rate to further rise to 6.5% for spot higher than $1,700/oz to $2,000/oz and further to 7% for spot above $2,000/oz. In addition, Burkina Faso government has introduced a special contribution at a rate of 2% imposed on after-tax profits, including those that are exempt from income tax, on any declared profits from January 2024, that may apply to Essakane. Given Essakane's significant contribution to the financial condition of the Company, any additional changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities could have a material adverse impact on the Company's business, financial condition, and results of operations.

Cost Management

Inflation and supply chain disruptions caused by the security situation in Burkina Faso continue to adversely impact costs and availability of the Company's production inputs, including elevated fuel and consumable prices. Any inability to contain or control operating costs such as labour, energy, fuel, consumables such as cyanide, lime and grinding media, or any increase in royalties and taxation, can materially negatively impact the Company's earnings and cash flow and may have a material adverse effect on the Company's business, operations, liquidity and capital resources. No matter how well managed, the Company cannot fully control costs. Failure to achieve production or delays in the start of commercial production at the Côté Gold mine or cost estimates or the unexpected occurrence of material increases in costs could result in material adverse consequences to the Company.

IAMGOLD CORPORATION	35
Annual Management's Discussion and Analysis - December 31, 2023

NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with IFRS, including the following:

• Average Realized Gold Price per ounce sold

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in non-cash working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The definitions of these measures, the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for the presentation of these measures are included below. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Revenues	$297.6	$207.2	$987.1	$958.8	$875.5
By-product credits and other revenues	(1.3)	(0.6)	(2.6)	(2.9)	(1.3)
Gold revenues	$296.3	$206.6	$984.5	$955.9	$874.2
Sales (000s oz) - 100%	147	126	503	555	487
Average realized gold price per ounce[1,2,3] ($/oz)	$2,005	$1,639	$1,955	$1,721	$1,793

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2. Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.

3. Average realized gold price per ounce sold in the fourth quarter 2022 includes 37,500 ounces (150,000 ounces in 2022) at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

____________________

1. GAAP – Generally accepted accounting principle

IAMGOLD CORPORATION	36
Annual Management's Discussion and Analysis - December 31, 2023

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated statements.

($ millions, continuing operations, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Cost of sales	$247.8	$187.2	$863.0	$810.9	$813.3
Depreciation expense[1]	(71.1)	(43.7)	(216.0)	(240.5)	(264.2)
Cost of sales[1], excluding depreciation expense	$176.7	$143.5	$647.0	$570.4	$549.1
Adjust for:
Other mining costs	(0.7)	(0.5)	(1.8)	(2.8)	(1.3)
Stockpiles and finished goods adjustment	-	9.5	-	9.5	(42.9)
Abnormal portion of operating costs at Essakane	-	-	(13.5)	-	-
Cost attributed to non-controlling interests[2]	(13.4)	(11.3)	(48.8)	(44.0)	(42.8)
Cash costs - attributable	$162.6	$141.2	$582.9	$533.1	$462.1
Total gold sales (000 oz) - attributable	136	115	462	506	442
Cash costs[3] ($/oz sold) - attributable	$1,197	$1,226	$1,261	$1,052	$1,045
Cash costs Rosebel - attributable	$-	$73.2	$22.4	$266.6	$228.0
Gold sales Rosebel (000 oz) - attributable	-	68	24	215	148
Total cash costs[3] all operations - attributable	$162.6	$214.4	$605.3	$799.7	$690.1
Total gold sales[4] all operations (000 oz) - attributable	136	183	486	721	590
Cash costs[3] all operations ($/oz sold) - attributable	$1,197	$1,173	$1,246	$1,109	$1,170

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

4. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

IAMGOLD CORPORATION	37
Annual Management's Discussion and Analysis - December 31, 2023

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

($ millions, continuing operations, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Cost of sales	$247.8	$187.2	$863.0	$810.9	$813.3
Depreciation expense[1]	(71.1)	(43.7)	(216.0)	(240.5)	(264.2)
Cost of sales[1], excluding depreciation expense	$176.7	$143.5	$647.0	$570.4	$549.1

Adjust for:
Sustaining capital expenditures[2]	63.9	50.6	196.0	190.4	63.2
Corporate general and administrative costs[3]	10.5	11.0	45.7	48.3	38.2
Stockpiles and finished goods adjustment	-	9.5	-	9.5	(42.9)
Other costs[4]	3.2	1.6	11.8	5.5	7.3
Abnormal portion of operating costs at Essakane	-	-	(13.5)	-	-
Cost attributable to non-controlling interests[5]	(18.4)	(15.7)	(62.9)	(60.3)	(48.7)
AISC - attributable	$235.9	$200.5	$824.1	$763.8	$566.2
Total gold sales (000s oz) - attributable	136	115	462	506	442
AISC[6] ($/oz sold) - attributable	$1,735	$1,741	$1,783	$1,508	$1,281
AISC excluding by-product credits[6] ($/oz sold) - attributable	$1,740	$1,746	$1,787	$1,513	$1,284
AISC Rosebel - attributable	$-	$105.2	$32.0	$376.3	$274.4
Gold sales Rosebel (000s oz) - attributable	-	68	24	215	148
AISC all operations - attributable	$235.9	$305.7	$856.1	$1,140.1	$840.6
Total gold sales[7] all operations (000s oz) - attributable	136	183	486	721	590
AISC[6] all operations ($/oz sold) - attributable	$1,735	$1,672	$1,762	$1,581	$1,426
AISC all operations excluding by-product credits[6] ($/oz sold) - attributable	$1,740	$1,675	$1,766	$1,585	$1,428

1. As per note 36 of the consolidated financial statements for cost of sales and depreciation expense.

2. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

3. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

4. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.

5. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

6. AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

7. Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

IAMGOLD CORPORATION	38
Annual Management's Discussion and Analysis - December 31, 2023

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Capital expenditures for property, plant and equipment[1]	$262.6	$186.1	$934.2	$730.7	$493.5
Less: Capital expenditures - expansion:	194.0	135.5	733.9	540.3	430.3
Côté Gold	193.3	132.1	731.6	531.7	343.0
Essakane	0.3	1.3	1.7	3.8	84.4
Westwood	0.4	2.1	0.6	4.8	2.9
Capital expenditures - sustaining	68.6	50.6	200.3	190.4	63.2
Capital expenditures for exploration and evaluation assets	-	0.7	-	1.9	1.9
Working capital adjustments	(4.7)	(0.7)	(4.3)	(1.9)	(1.9)
Capital expenditures - sustaining included in AISC	$63.9	$50.6	$196.0	$190.4	$63.2

1. Capital expenditures as per the segmented note on an incurred basis.

Project Expenditures

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the Côté Gold Project in line with the Côté Gold NI 43-101 technical report and include expansion capital expenditures, right-of-use assets acquired through leases, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write- down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

IAMGOLD CORPORATION	39
Annual Management's Discussion and Analysis - December 31, 2023

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021

Earnings (loss) before income taxes - continuing operations	$(6.5)	$10.8	$128.2	$41.7	$(54.5)
Add:
Depreciation	71.4	44.0	217.4	242.0	265.9
Finance costs	5.3	3.0	21.0	8.6	5.2
EBITDA - continuing operations	$70.2	$57.8	$366.6	$292.3	$216.6
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(8.4)	(25.3)	(8.7)	(1.4)	8.0
NRV write-down/(reversal) of stockpiles/ finished goods	-	(7.3)	3.2	(1.3)	55.0
Abnormal portion of operating costs at Essakane	-	-	13.5	-	-
Write-down of Jubilee property	-	-	1.3	-	-
Impairment charge (reversal)	-	17.1	-	17.1	15.0
Foreign exchange (gain)/loss	4.3	(10.9)	12.8	5.0	6.0
Gain on sale of Bambouk assets	-	-	(109.1)	-	-
Insurance recoveries	-	-	(0.6)	(1.2)	-
Write-down of assets	0.1	1.9	1.3	2.0	3.7
Changes in estimates of asset retirement obligations at closed sites	8.0	6.1	9.7	1.6	40.7
Fair value of deferred consideration from sale of Sadiola	6.0	(0.5)	4.3	(0.7)	(4.6)
Gain on sale of Pitangui and Acurui Projects	-	-	(15.5)	-	-
Gain on sale of royalties	-	-	-	-	(45.9)
COVID-19 expenses, net of subsidy	-	-	-	-	3.1
Care and maintenance costs at Westwood	-	-	-	-	24.5
Gain on sale of INV Metals	-	-	-	-	(16.1)
Forfeiture of carbon fines inventory	13.5	-	13.5	-	-
Settlement of carbon fines matter	15.0	-	15.0	-	-
Other	1.9	-	7.8	-	1.0
Adjusted EBITDA - continuing operations	$110.6	$38.9	$315.1	$313.4	$307.0
Including discontinued operations:
EBITDA - discontinued operations	$-	$47.6	$14.4	$8.1	$(189.5)
Adjusted items:
Unrealized (gain)/loss on non-hedge derivatives	-	2.7	-	(5.5)	5.9
Write-down of stockpile/finished goods	-	-	-	5.8	38.3
Loss on sale of Rosebel	-	-	7.4	-	-
Severance costs	-	-	1.5	-	-
Foreign exchange (gain)/loss	-	(0.1)	-	(0.4)	-
Write-down of assets	-	0.2	0.1	2.5	1.2
Impairment charge (reversal)	-	(5.7)	-	110.1	190.1
COVID-19 expenses	-	-	-	-	12.9
Insurance recoveries and Other	-	-	-	-	(10.2)
Adjusted EBITDA from discontinued operations	-	44.7	23.4	120.6	48.7
EBITDA - all operations	$70.2	$105.4	$381.0	$300.4	$27.1
Adjusted EBITDA - all operations	$110.6	$83.6	$338.5	$434.0	$355.7

IAMGOLD CORPORATION	40
Annual Management's Discussion and Analysis - December 31, 2023

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$(6.5)	$10.8	$128.2	$41.7	$(54.5)
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(8.4)	(25.3)	(8.7)	(1.4)	8.0
NRV write-down/(reversal) of stockpiles/finished goods	-	(14.7)	3.4	(8.2)	88.5
Abnormal portion of operating costs at Essakane	-	-	14.5	-	-
Write-down of Jubilee property	-	-	1.3	-	-
Gain on sale of Pitangui and Acurui Projects	-	-	(15.5)	-	-
Other finance costs	1.0	-	7.9	-	-
Impairment charge (reversal)	-	17.1	-	17.1	15.0
Foreign exchange (gain)/loss	4.3	(10.9)	12.8	5.0	6.0
Gain on sale of Bambouk assets	-	-	(109.1)	-	-
Insurance recoveries	-	-	(0.6)	(1.2)	-
Write-down of assets	0.1	1.9	1.3	2.0	3.7
Changes in estimates of asset retirement obligations at closed sites	8.0	6.1	9.7	1.6	40.7
Fair value of deferred consideration from sale of Sadiola	6.0	(0.5)	4.3	(0.7)	(4.6)
Gain on sale of royalties	-	-	-	-	(45.9)
COVID-19 expenses, net of subsidy	-	-	-	-	3.1
Care and maintenance costs at Westwood	-	-	-	-	24.5
Gain on sale of INV Metals	-	-	-	-	(16.1)
Forfeiture of carbon fines inventory	13.5	-	13.5	-	-
Settlement of carbon fines matter	15.0	-	15.0	-	-
Other	1.9	-	7.8	-	1.0
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$34.9	$(15.5)	$85.8	$55.9	$69.4
Income taxes	(1.1)	(11.0)	(30.7)	(78.1)	(33.4)
Tax on foreign exchange translation of deferred income tax balances	(5.3)	24.7	(2.2)	9.0	11.2
Tax impact of adjusting items	0.1	(3.6)	0.6	(3.3)	(14.3)
Non-controlling interests	(1.8)	(3.6)	(8.8)	(19.1)	(7.9)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$26.8	$(9.0)	$44.7	$(35.6)	$25.0
Adjusted net earnings (loss) per share attributable	$0.06	$(0.02)	$0.09	$(0.07)	$0.05
to equity holders - continuing operations
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$-	$43.0	$14.3	$(37.0)	$(265.1)
Adjusted items:
Unrealized (gain) on non-hedge derivatives	-	2.7	-	(5.5)	5.9

IAMGOLD CORPORATION	41
Annual Management's Discussion and Analysis - December 31, 2023

NRV write-down of stockpiles/finished goods	-	-	-	8.0	50.1
Loss on sale of Rosebel	-	-	7.4	-	-
Impairment charge (reversal)	-	(5.7)	-	110.1	190.1
Severance costs	-	-	1.5	-	-
Foreign exchange (gain) loss	-	(0.1)	-	(0.4)	-
Write-down of assets	-	0.2	0.1	2.5	1.2
COVID-19 expenses	-	-	-	-	12.9
Other	-	-	-	-	(10.2)
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$-	$40.1	$23.3	$77.7	$(15.1)
Income taxes	-	(14.0)	(8.0)	20.6	97.9
Tax impact of adjusting items	-	0.7	-	(41.8)	(89.6)
Non-controlling interests	-	(1.2)	(0.7)	1.8	8.6
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$25.6	$14.6	$58.3	$1.8
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$0.05	$0.03	$0.12	$0.00
Adjusted net earnings attributable to equity holders - all operations	$26.8	$16.6	$59.3	$22.7	$26.8
Adjusted net earnings per share attributable to equity holders - all operations	$0.06	$0.03	$0.12	$0.05	$0.1
Basic weighted average number of common shares outstanding (millions)	481.3	479.0	480.6	478.6	476.5

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Net cash from operating activities - continuing operations	$69.9	$12.3	$144.0	$257.6	$257.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	19.8	31.6	(18.0)	36.9	(16.7)
Inventories and non-current ore stockpiles	10.9	7.7	76.6	32.6	23.1
Accounts payable and accrued liabilities	(48.5)	(15.4)	(43.7)	(28.9)	(8.2)
Net cash from operating activities before changes in working capital - continuing operations	52.1	36.2	158.9	298.2	256.0
Net cash from operating activities before changes in working capital - discontinued operations	-	45.7	21.9	120.3	37.0
Net cash from operating activities before changes in working capital	$52.1	$81.9	$180.8	$418.5	$293.0

IAMGOLD CORPORATION	42
Annual Management's Discussion and Analysis - December 31, 2023

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q4 2023	Q4 2022	2023	2022	2021
Net cash from operating activities - continuing operations	$69.9	$12.3	$144.0	$257.6	$257.8
Add:
Operating cash flow used by non-mine site activities	23.3	19.4	102.3	107.3	91.7
Cash flow from operating mine-sites - continuing operations	93.2	31.7	246.3	364.9	349.5
Capital expenditures - continuing operations	251.3	188.2	907.3	744.6	527.1
Less:
Capital expenditures from construction and development projects and corporate	(187.0)	(134.6)	(709.2)	(546.9)	(377.2)
Capital expenditures from operating mine-sites - continuing operations	64.3	53.6	198.1	197.7	149.9
Mine-site cash flow - continuing operations	28.9	(21.9)	48.2	167.2	199.6
Cash flow from discontinued mine-sites	-	54.5	15.4	151.1	27.3
Capital expenditures from discontinued operations	-	(32.4)	(9.5)	(130.7)	(98.6)
Mine-site cash flow - discontinued operations	-	22.1	5.9	20.4	(71.3)
Total mine-site free cash flow	$28.9	$0.2	$54.1	$187.6	$128.3

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	Dec 31	Dec 31	Dec 31
($ millions, continuing operations, except where noted)	2023	2022	2021
Cash and cash equivalents	$367.1	$407.8	$544.9
Short-term investments	-	-	7.6
Available Credit Facility	387.0	26.6	498.3
Available Liquidity	$754.1	$434.4	$1,050.8

	Dec 31	Dec 31	Dec 31
($ millions, continuing operations, except where noted)	2023	2022	2021
Cash and cash equivalents	$367.1	$407.8	$544.9
Short-term investments	-	-	7.6
Lease liabilities	(121.3)	(73.8)	(65.6)
Long-term debt[1]	(857.3)	(921.2)	(468.9)
Drawn letters of credit issued under Credit Facility	(38.0)	(18.4)	(1.7)
Net cash (debt)	$(649.5)	$(605.6)	$16.3

1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $7.3 million (December 31, 2022 - $450.0 million, $nil, $455.0 million and $16.2 million, respectively and December 31, 2021 - $450.0 million, $nil, $nil and $18.9 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION	43
Annual Management's Discussion and Analysis - December 31, 2023

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this MD&A include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance", "Quarterly Updates", "Financial Condition and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commissioning of the Côté Gold Project; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Project; expected production of the Côté Gold Project, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; the completion of the acquisition of EURO Ressources S.A., permitting timelines and the expected receipt of permits; inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

IAMGOLD CORPORATION	44
Annual Management's Discussion and Analysis - December 31, 2023

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction and commissioning of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION	45
Annual Management's Discussion and Analysis - December 31, 2023